Filed Pursuant to Rule 424(b)(3)
Registration No. 333-119265
CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
SUPPLEMENT NO. 2 DATED SEPTEMBER 11, 2006
TO PROSPECTUS DATED APRIL 28, 2006
      We are providing this Supplement No. 2 to you in order to supplement our prospectus dated April 28, 2006 (the “Prospectus”). This Supplement No. 2 is part of, and should be read in conjunction with, the Prospectus. The terms “we,” “our,” and “us” include Corporate Property Associates 16 — Global Incorporated and its subsidiaries. Capitalized terms used in this Supplement No. 2 have the same meaning as in the Prospectus unless otherwise defined herein. The property chart included herein under “Description of the Properties” is considered to be a replacement of the property chart contained on pages S-3 through S-5 of Supplement No. 1 to the Prospectus dated June 13, 2006. In addition, the “EZ Pack Holdings, LLC, EZ Pack Manufacturing, LLC and EZ Pack Parts, LLC” description below is considered to be a replacement of the “Clean Earth Kentucky, LLC.” description contained on pages 133-134 of the Prospectus, the “IDS Group Limited, LFD Manufacturing Limited and IDS Logistics (Thailand) Ltd.” description is considered to be a replacement of the “IDS Group Limited, LFD Manufacturing Limited and IDS Logistics (Thailand) Ltd.” description contained on pages 134-135 of the Prospectus, the “BlueLinx Holdings, Inc.” description is considered to be a replacement of the “BlueLinx Holdings, Inc.” description contained on page 152 of the Prospectus and the “Description of Financing” for Kings Super Markets, Inc. is considered to be a replacement of the “Description of Financing” contained on pages S-7 and S-8 of Supplement No. 1 to the Prospectus dated June 13, 2006. All other information in this Supplement No. 2 is considered to be an addition to, and should be read in conjunction with, the information in the Prospectus and Supplement No. 1.
INDEX TO THIS SUPPLEMENT

Recent Developments	S-1
Description of the Properties	S-3
Pro Forma Financial Statements	F-1
Annex A — Quarterly Report on Form l0-Q	A-I
RECENT DEVELOPMENTS
Filing of Quarterly Report on Form 10-Q
      On August 14, 2006, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. This Quarterly Report is attached as Annex A to this Supplement No. 2.
Our Offering and Issuances through Our Distribution Reinvestment Plan
      As detailed in the Prospectus, we are offering up to $950,000,000 in shares of our common stock, including $400,000,000 in shares of common stock through our distribution reinvestment plan. The offering price is $10 per share. As of the date of this Supplement No. 2, we have issued 26,284,844 shares of our common stock in connection with our offering, including 889,339 shares issued pursuant to our distribution reinvestment plan, raising aggregate gross proceeds of $262,807,442. Excluding proceeds raised through our distribution reinvestment plan, $38,243,465 was raised in July 2006, $44,912,102 was raised in August 2006 and $7,813,628 has been raised in September 2006 through the date of this Supplement No. 2.

Election of Director
      On August 11, 2006, Richard Pinola, age 60, was appointed to our Board of Directors. Mr. Pinola will serve as an independent director and Chairman of the Audit Committee of our Board of Directors. Mr. Pinola was also appointed to the Board of Directors of Corporate Property Associates 15 Incorporated as of the same date and has served on the Board of Directors of Corporate Property Associates 14 Incorporated since July 2006. Since February 2004 Mr. Pinola has been a principal in Eric M. Godshalk and Company, Investment Counselors, an investment advisory firm. From January 1994 through January 2004, Mr. Pinola served as Chief Executive Officer and Chairman of Right Management Consultants (“Right Management”), a global consulting firm specializing in career transition and organizational consulting services. Prior to joining Right Management, from 1989 to 1991 Mr. Pinola was President and Chief Operating Officer of Penn Mutual Life Insurance Company, a diversified financial services firm. He also previously served as a certified public accountant with Price Waterhouse & Co. Mr. Pinola currently serves as a director of K-Tron International, Inc., a manufacturer of material handling equipment and systems, Kenexa Corporation, a provider of software, proprietary content, services and process outsourcing, Bankrate, Inc., an Internet financial services provider, and Nobel Learning Communities, Inc., a for-profit provider of education and educational services. Mr. Pinola also serves as a director of the Visiting Nurses Association of America, a national association for not-for-profit, community based home health organizations, King’s College, a liberal arts Catholic college located in Wilkes-Barre, Pennsylvania and Reading is Fundamental, Inc., a not-for-profit literacy organization. Mr. Pinola received a B.S. in Accounting from King’s College.
Property Acquisitions
      Since June 13, 2006, the date of our Supplement No. 1 to the Prospectus, we have completed three new investments. In addition, activity at our existing properties included entering into a lease with a new tenant, the completion of an expansion project, obtaining mortgage financing on two investments and the receipt of a mortgage receivable obligation.

DESCRIPTION OF THE PROPERTIES
(Pages 118-120 of the Prospectus)
     The following table provides certain summarized information with respect to the properties we have acquired as of the date of this prospectus:

				Primary	Approximate		Initial		Rent
		Purchase		Property	Square		Annual		Increase	Lease	Maximum	Amount of	Date of
Lessee	Property Location	Price*		Type	Footage		Rent**		Factor	Expiration	Term	Financing	Acquisition

Actuant Corporation and GB Tools and Supplies, Inc.(1)	Kahl am Main, Germany	$16,768,815		1,2	306,000		$1,596,282		(7)	1/21	1/31	$11,053,050	12/03 & 6/04
U-Haul Moving Partners, Inc. and Mercury Partners, LP(2)	78 properties(3)	312,445,026		4	5,814,000		28,541,115		(8)	4/15 & 4/25	4/35 & 4/44	183,000,000	4/04
Polestar Petty Limited(4)	Leeds, UK	27,920,501		1,3	200,000		2,116,370		2.5% per year	5/29	5/29	18,840,150	5/04
Castle Rock Industries Inc., Professional Chemicals Corporation, T&G Management Services, Inc. and Windsor Industries, Incorporated	Englewood, CO — 3 properties Chandler, AZ	13,764,817		1	357,000		1,327,620		CPI	6/24	6/44	9,300,000	6/04
Foss Manufacturing Company, LLC	Hampton, NH — 2 properties	32,170,523		1	528,000		3,194,565		CPI	7/24	7/44	17,000,000	7/04
TietoEnator Corporation(5)	Espoo, Finland — 2 properties	97,763,109		3	466,000		6,984,605		Finnish CPI	1/17	1/32	70,996,640	7/04
Thales SA(6)	Guyancourt, Conflans Saint Honorine, Ymare, Aubagne and Laval, France	103,186,152		1,3	1,597,000		9,744,717		INSEE Index	8/11	8/20	76,656,682	7/04 & 8/04
Ply Gem Industries, Inc.(9)	Kearney, MO Martinsburg, WV Middlesex, PA Calgary, Canada Wallbridge, OH York, NE Fair Bluff, NC Rocky Mount, VA	37,884,817		1	2,093,000		3,510,137		(9)	8/24	8/44	21,185,774	8/04
Xpedite Systems, Inc.	Tinton Falls, NJ	15,522,251		3	90,000		1,395,000		(10)	6/16	6/26	10,250,000	9/04
Huntsman International LLC	Woodlands, TX	37,975,066		3	179,000		3,545,000		2% per year	(11)	(11)	26,600,000	9/04
Plantagen Finland Oy and Plantagen Sverige AB(12)	Vantaa, Finland, Linköping, Sweden	30,906,841		4	150,000		2,161,659		Finnish, Swedish CPI	12/24 & 12/29	12/44 12/49	19,929,424	12/04
Pohjola Non-Life Insurance Company Ltd.(13)	Helsinki, Finland	113,513,922		3	851,000		8,127,600		Finnish CPI	7/15	7/20	84,662,500	1/05
HMS Healthcare, Inc.	Southfield, MI	18,731,937		3	94,000		1,228,354	(14)	(14)	1/25	1/45	9,100,000	1/05
EZ Pack Holdings, LLC, EZ Pack Manufacturing, LLC and EZ Pack Parts, LLC(35)	Cynthiana, KY	7,366,492		1,3	328,000		737,072		CPI	7/16	7/21	4,550,000	1/05
Precise Technology, Inc.	Buffalo Grove, IL	16,469,372		1,3	265,000		1,447,625		CPI	1/25	1/45	10,500,000	1/05
LFD Manufacturing Ltd. and IDS Logistics (Thailand) Ltd.(15)	Lamlukka and Bangpa-In, Thailand	24,155,545		1,2	772,000		2,089,841		Thai CPI	12/19	12/34	15,350,500	1/05
Finisar Corporation	Allen, TX, Sunnyvale, CA	29,292,330		3	252,000		2,950,510		2.25% per year	2/20	2/40	17,000,000	2/05
MetalsAmerica, Inc.	Shelby, NC	7,436,520		1	170,000		651,000		CPI	2/25	2/45	4,000,000	2/05
Rinker Materials PolyPipe, Inc.	Fernley, NV Sandersville, GA Erwin, TN Gainesville, TX	8,713,508		1	243,000		786,600		CPI	2/25	2/45	5,000,000	2/05
Telcordia Technologies, Inc.	Piscataway, NJ	116,459,046		3	891,000		8,913,190		CPI	9/23	9/43	79,686,000	3/05
The Hinckley Company(16)	Stuart, FL Southwest Harbor, ME — 2 properties Trenton, ME Portsmouth, RI	58,318,586		1	500,000		5,161,500		CPI	4/30	4/60	35,000,000	5/05
MetoKote Corporation	Huber Heights, Sheffield Village, and Lima, OH Lebanon, TN, Peru, IL, Ontario, Canada and Coahuila, Mexico	42,087,927		1	3,243,900		3,660,793		(17)	5/25 7/25	5/45 7/45	26,000,000	5/05 & 7/05
Hellweg Die Profi-Baumärkte GmbH and Co.(18)	Arnstadt, Borken, Bünde, Dorsten, Duisburg, Freiberg, Gütersloh, Bad Salzungen, Monheim, Oberhausen, Osnabrück, Rodewisch, Schmalkalden, St. Augustin, Stendal, and Wuppertal, Germany	154,364,173		4	1,371,000		12,552,050		German CPI	6/30	6/35	106,366,200	6/05
Career Education Corp.	Nashville, TN	10,540,705		3	66,000		474,728		(20)	6/19	6/29	6,500,000	6/05
Police Prefecture, French Government(19)	Paris, France	106,648,598		3	241,000		6,519,983		INSEE	6/19	6/19	78,585,000	7/05
John McGavigan Limited	Bishopbriggs, Scotland, United Kingdom	12,209,008		1	112,000		1,021,169		UK RPI	8/25	8/25	7,630,773	8/05
Bob’s Discount Furniture, LLC(21)	Norwich, CT	23,696,094		2	585,000		2,172,750		CPI	4/26	4/36	16,000,000	8/05
Advanced Circuits, Inc.	Aurora, CO	5,260,602		1,3	61,000		482,500		CPI	9/20	9/40	3,425,000	9/05
John Nuriminen Oy(22)	Kotka, Finland	9,978,964		2	223,000		709,479		Finnish CPI	10/20	10/35	6,634,650	10/05
Dick’s Sporting Goods, Inc.(23)	Plainfield, IN	30,150,000	(24)	2	364,000	(25)	1,242,702		CPI	1/22	1/57	—	12/05
Corinthian Colleges, Inc.	Blairsville, PA Laramie, WY	52,482,952	(26)	5	(27)		(28)		CPI	(29)	(29)	16,350,000	12/05 & 1/06
Murray International Metals, Limited(30)	Newbridge, Scotland, United Kingdom	25,243,950		2,3	213,000		2,111,542		UK CPI	12/30	12/50	16,735,200	12/05
Utex Industries, Inc.	Weimar, Houston, Conroe and Odessa, TX	14,729,686		1,3	335,000		1,260,000		CPI	3/26	3/46	9,000,000	3/06
Superhobby Dom I Ogrod Sp. Z. o. o., Superhobby Market Budowlany Sp. Z. o. o. and OBI Centrala Systemowa Z. o. o.(31)	15 properties in Poland(32)	183,299,973		3,4	1,660,000		12,871,816		75% of the EuroZone CPI	3/16(33)	3/31	145,945,184	3/06
Datastream Systems, Inc.	Greenville, SC	16,307,866		3	126,000		1,356,250		CPI(34)	3/21	3/41	10,850,000	3/06
Kings Super Markets, Inc.	Cresskill, Livingston, Maplewood, Morristown, Upper Montclair and Summit, NJ	48,397,539		4	137,000		3,450,000		CPI	4/26	4/66	27,825,000	4/06
Hilite Germany GmbH & Co. KG	Marktheidenfeld, Germany	24,343,120		1,3	194,000		2,284,799		German CPI	5/26	5/46	15,039,180	5/06
CheeseWorks Real Properties, Inc.	Ringwood, NJ and Alameda, CA	10,521,204		2	75,000		915,000		CPI	6/26	6/46	6,000,000	6/06
Southwest Convenience Stores, LLC	El Paso, TX- 23 properties	23,676,889		4	62,000		1,800,318		CPI	3/31	3/51	—	7/06
International Imaging Materials, Inc.	Amherst, NY	15,781,806		1,3	271,000		1,387,500		CPI	8/26	8/46	10,500,000	8/06

Property Types are coded as follows: 1 – Industrial/Manufacturing; 2 – Distribution/Warehouse; 3 – Office/Research; 4 – Retail; 5 – Other

*	Purchase price means the contractual purchase price plus acquisition fees and transaction closing costs. Includes an acquisition expense allowance of 0.5% of the contract purchase price of each of our acquired properties or funds advanced for loans secured by real estate acquired with the proceeds from our initial public offering and the related offering through our distribution reinvestment plan. We will continue to pay this allowance for investments made with proceeds of our initial public offering. There will be no such allowance payable to our advisor for future investments made by us with the future proceeds of this offering and our distribution reinvestment plan, although we will be responsible for the payment of all acquisition expenses.

**	With respect to the calculation of rents on foreign properties, dollar amounts have been translated from the respective foreign currencies using the exchange rate as the date of acquisition.

(1)	Values reflect 100% of this property. CPA®:16 — Global holds a 50% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.2218.
(2)	Values reflect 100% of this property. CPA®:16 — Global holds a 30.77% interest and the remaining interests are held by affiliates CPA®:15 (57.69%) and Corporate Property Associates 14 Incorporated (11.54%).
(3)	Mobile, Oxford, AL; Fountain Hills, Peoria, Phoenix, Phoenix West (4 locations), Prescott, Surprise, AZ; Aurora South, Denver South, Littleton, CO; Fort Myers, Jacksonville, Key Largo, Ocoee, Orange City, Orlando (3 locations), Orlando North, Sanford, Tampa, Winter Park, FL; Conyers, Kennesaw, Lawrenceville, Riverdale, Snellville, Smyrna, GA; Alsip, Aurora, Crystal Lake, Naperville, IL; Merrillville, IN; Lenexa, KS; Bossier City, LA; Capital Heights, MD; Chicopee, Stoughton, MA; Apple Valley, MN; Hattiesburg, MS; O’Fallon, St. Charles, MO; Henderson, Las Vegas (3 locations), North Las Vegas, NV; Pennsauken, NJ; Rio Rancho, NM; Bronx, NY; Gastonia, NC; Columbus, OH; Stillwater, OK; Brentwood, TN; Arlington, Austin, Dallas, DeSoto, El Paso, Forth Worth, Grape Vine, Houston North, Houston South (2 locations), Killeen, League City, Lewisville, McKinney, Plano, TX; Chantilly, Colonial Heights, Manassas, Newington, Woodbridge, VA.
(4)	Dollar amounts have been translated from the Pound Sterling using the exchange rate as of the date of acquisition of $1.79430.
(5)	Values reflect 100% of this property. CPA®:16 —Global holds a 40% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.23670.
(6)	Values reflect 100% of this property. CPA®:16 — Global holds a 35% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the dates of acquisition of $1.210700 and $1.203200.
(7)	The rent will increase by the lesser of 400% of the German Consumer Price Index, or 3.75% of the prior year’s rent.
(8)	These properties are subject to two leases. The rent under each lease will be increased on the fifth anniversary of commencement, and every five years thereafter, by the CPI.
(9)	Dollar amounts related to the Canadian property have been translated from the Canadian Dollar using the exchange rate as of the date of acquisition of $0.76490. These properties are subject to two leases. The rent under each lease will be increased annually based on increases in the US and Canadian CPI.

(10)	The property is subject to an assumed lease with stated rent increases in years two and seven from the date of acquisition.
(11)	Construction was completed in September 2005 at which time the initial lease term of 17 years commenced, followed by four renewal terms of 5 years each.
(12)	Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.3538 for the Finland property and from the Swedish Kroner using the exchange rate as of the date of acquisition of $0.1503 for the Sweden property.
(13)	Values reflect 100% of this property. CPA®:16 — Global holds a 40% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.3546.
(14)	Two shorter term leases were also assumed in connection with the acquisition of this property, one of which provides an additional $210,015 in annual rent through June 2009, and one of which provides an additional $62,977 in annual rent through December 2010. The primary lease provides for rent increases of 6.903% every three years.
(15)	Dollar amounts have been translated from the Thai baht using the exchange rate as of the date of acquisition of $0.0261. Construction of expansions at both properties was completed in June 2006.
(16)	Values reflect 100% of this property. CPA®:16 —Global holds a 70% interest and the remaining interest is held by CPA®:15 (an affiliate).
(17)	These properties are subject to three leases. The rent under each lease will be increased annually based on increases in the US, Canadian and Mexican CPI. Dollar amounts related to the Canadian property have been translated from the Canadian Dollar using the exchange rate as of the date of acquisition of $.7894.
(18)	Values reflect 100% of this property. CPA®:16 —Global holds 25% interest and the remaining interest is held by CPA®:15 (an affiliate).
(19)	Values reflect 100% of this property. CPA®:16 —Global holds 50% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Pound Sterling using the exchange rate as of the date of acquisition of $1.8061.
(20)	The property is subject to an assumed lease. The tenant will increase its occupancy at the property in stages as the property is being retrofitted to their specifications per an existing agreement with the former owner of the property. It is expected that the tenant will take full occupancy by January 1, 2007. Monthly rent will increase accordingly to reflect occupancy of the additional space, followed by annual rent increases of 3%.
(21)	Construction of an addition to the facility was completed in May 2006 at which time the initial 20 year lease term commenced.

(22)	Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.2063.
(23)	Values reflect 100% of this property. CPA®:16 — Global holds a 55.1% interest and the remaining interest is held by CPA®:14 (an affiliate).
(24)	Includes costs relating to the construction of an expansion facility.
(25)	Does not include the 361,000 square foot expansion facility that we have agreed to construct on the property.
(26)	This reflects the aggregate purchase price of the Pennsylvania and Wyoming properties. This includes costs relating to the construction of seven three-story student housing facilities on the Pennsylvania property, consisting of a total of 198,660 square feet. Also includes costs relating to the construction of four student housing facilities on the Wyoming property, consisting of a total of 200,400 square feet.
(27)	No buildings currently exist. We have agreed to construct seven three-story student housing facilities on the Pennsylvania property and four student housing facilities on the Wyoming property.
(28)	While these properties are under construction, the annual rent under each lease will be in an amount equal to LIBOR, plus 250 basis points, based on amounts we advance for construction. Upon completion, the annual rent will be payable monthly at an amount equal to approximately 9% of the funds we advanced for construction.
(29)	Each lease has a 20-year term, beginning on the date of completion of the first building and provides for three 10-year renewal terms.
(30)	Dollar amounts have been translated from the Pound Sterling using the exchange rate as of the date of acquisition of $1.7616.
(31)	Values reflect 100% of this property. We hold a 25% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.21361.
(32)	Bydgoszcz, Czestochowa, Jablonna, Katowice, Kielce, Lódz (2 properties), Lubin, Lublin, Olsztyn, Opole, Plock, Walbrzych and Warsaw (2 properties), Poland.
(33)	There is a separate agreement to lease for an additional eight year term.
(34)	During the initial term, rent is increased annually by CPI, but, for each renewal term, the rent is based on fair market value at the beginning of the applicable renewal term, which is in turn increased annually by CPI during the balance of the applicable renewal term.
(35)	The tenant purchased the assets of the former tenant, Clean Earth Kentucky, LLC in connection with Clean Earth’s bankruptcy proceedings and signed a new lease with us in July 2006.

EZ Pack Holdings, LLC, EZ Pack Manufacturing, LLC and EZ Pack Parts, LLC (replaces Clean Earth Kentucky, LLC — Pages 133 and 134 of the Prospectus)

Acquisition
      In January 2005, through a wholly-owned subsidiary, we purchased certain office/manufacturing facilities in Cynthiana, Kentucky and entered into a net lease with Clean Earth Kentucky, LLC and Clean Earth Environmental Group LLC or “Clean Earth.” Clean Earth filed for Chapter 11 bankruptcy protection in January 2006 and in July 2006, Clean Earth’s assets were sold to EZ Pack Holdings, LLC, EZ Pack Manufacturing, LLC and EZ Pack Parts, LLC or “EZ Pack.” Subsequent to Clean Earth’s rejection of its lease in bankruptcy court, EZ Pack signed a new lease with us for the Cynthiana facilities in July 2006.

Purchase Terms
      The cost of the facilities, including the acquisition fee payable to Carey Asset Management was $7,366,492. We paid at closing an acquisition fee of $183,246 and an acquisition expense allowance of $36,649 to Carey Asset Management. Carey Asset Management is also expected to receive a deferred fee of $146,597, payable equally over each of the next three years, but only if we achieve the six percent preferred return.

Description of the Lease
      EZ Pack signed a new lease with us in July 2006. The lease has an initial term of 10 years, followed by one 5-year renewal term, and provides for early termination during the sixth year in consideration for an early termination fee of $350,000. The initial aggregate annual rent under the lease is $737,072. The lease provides for annual rent to be increased annually based on the percentage increase in the CPI beginning in February 2007.

Description of Financing
      We obtained limited recourse mortgage financing of $4,550,000 with a fixed annual interest rate of 6.08% to finance a portion of the purchase price. We will make monthly principal and interest payments of $32,808 during the financing’s 20-year term. The loan matures in February 2025.

Description of EZ Pack
      EZ Pack is a national manufacturer of environmental clean-up and refuse trucks. EZ Pack manufactures sewer machines, street sweepers and refuse trucks, primarily through a network of dealers covering all 50 states and Canada.
IDS Group Limited, LFD Manufacturing Limited and IDS Logistics (Thailand) Ltd. (Pages 134-135 of the Prospectus)

Acquisition
      In January 2005, we purchased, through a wholly-owned subsidiary, a 49% interest in Borneo Agencies Limited, which owns two warehouse/manufacturing facilities located in Lamlukka and Bangpa-In, Thailand and entered into net lease agreements with LFD Manufacturing Limited or LFD and IDS Logistics (Thailand) Limited or IDS (Thailand) (collectively, the “tenants”). The remaining 51% is held by Thai citizens, as required by Thai law. The leases are guaranteed by the tenants’ parent, IDS Group Limited, or “IDS Group.” This transaction is structured so that we will receive substantially 100% of the economic benefits of ownership of the facilities.

Purchase Terms
      The total cost of the facilities, including the acquisition fee payable to Carey Asset Management, was 929,059,419 Thai Baht (“THB”), or $24,155,545 based on the exchange rate on the date of closing. We paid at closing an acquisition fee of THB 23,111,031 or $600,887 and acquisition expense allowance of THB 4,618,187 or $120,073, based upon the exchange rate at the time of closing, to Carey Asset Management. Carey Asset Management is also expected to receive a deferred fee in the total amount of THB 18,488,825 or $480,709, based on the exchange rate at the time of closing, payable in equal annual installments over each of the next three years, but only if we achieve the preferred return of six percent. These amounts include costs incurred to construct expansions at both properties which were completed in June 2006.

Description of the Lease
      The facilities are leased to the tenants under two net leases. The leases have terms of 15 years with an automatic five-year renewal period. The tenants have the right to renew, by notice of not less than 18 months prior to the end of the initial term, for a period in excess of five years but less than or equal to 15 years. The leases require the tenants to pay maintenance, insurance, taxes and all other expenses associated with the operation of the facilities. The leases provide for initial annual rent, including rent related to the expansions, of THB 80,378,500, or $2,089,841 based on the exchange rate as of the date of closing. The leases provide for rent increases every third year based on the percentage increase in the CPI of Thailand.

Description of Financing
      In connection with the purchase, we obtained non-recourse mortgage financing of THB 440,000,000, or approximately $11,440,000 based on the exchange rate as of the date of closing. The mortgage financing has a 13.5-year term maturing in April 2018. In June 2006, in connection with the expansion, we increased our borrowing under the loan facility by THB 150,000,000, or approximately $3,910,500 based on the exchange rate as of the date of the closing of the additional financing at a fixed annual interest rate of 7.15% maturing in April 2018.

Description of IDS Group, LFD and IDS (Thailand)
      IDS Group is a multinational marketing company, logistics provider and contract manufacturer focusing on serving brand owners of consumer and healthcare products who wish to penetrate the Greater China and Association of South East Asian Nations (ASEAN) region, including Hong Kong, Taiwan, Thailand, Malaysia, Singapore, the Philippines, Indonesia and Brunei. LFD is the manufacturing operation for the IDS Group in Thailand. IDS (Thailand) is the logistics operation for the IDS Group in Thailand.
BlueLinx Holdings, Inc. (page 152 of the Prospectus)

Investment
      On December 22, 2004, we acquired a $20,000,000 interest in a limited recourse mortgage collateralized by the distribution facilities of Atlanta, Georgia-based BlueLinx Holdings Inc., a distributor of building products in the United States. The cost of the interest acquired was $20,300,000, inclusive of fees of $300,000 paid to Carey Asset Management. The $20,000,000 B-2 Note represents the junior position in a $165,000,000 five-year floating rate first mortgage loan against BlueLinx’s real estate portfolio, which consists of 61 distribution centers located throughout 36 states. In June 2006, BlueLinx repaid the $20,000,000 obligation in full.

Kings Super Markets, Inc. (page S-7 and S-8 of Supplement No. 1)

Description of Financing
      We have obtained limited recourse mortgage financing totaling $27,825,000, which is secured by individual properties. This financing includes limited recourse mortgage financing obtained in April 2006 totaling $4,725,000 at a fixed annual interest rate of 6.29% for a term of 10 years, maturing in June 2016; limited recourse mortgage financing obtained in June 2006 totaling $11,400,000 at a fixed annual interest rate of 6.41% for a term of ten years, maturing in July 2016; and limited recourse mortgage financing obtained in July 2006 totaling $11,700,000 at a fixed annual interest rate of 6.24% for a term of ten years, maturing in August 2016. In addition, we endeavor to obtain additional limited recourse, fixed rate mortgage financing at the current market rate in the approximate amount of $6,750,000 for a term of 10 years amortized over a period of 30 years. There can be no assurance that we will be successful in securing mortgage financing on the terms described.
CheeseWorks Real Properties, Inc.

Acquisition
      In June 2006, through a wholly owned subsidiary, we acquired cold storage and distribution facilities located in Ringwood, New Jersey and Alameda, California from GKV Rental, LLC and GKV West Rental, LLC, both of which are affiliated with the prior owner of the assets of CheeseWorks, Inc. Concurrently with the acquisition, we entered into a net lease with CheeseWorks Real Properties, Inc. or “CheeseWorks.”.

Purchase Terms
      The total cost of the facilities, including the acquisition fee payable to Carey Asset Management, was $10,521,204. We paid at closing an acquisition fee of $261,780 and acquisition expense allowance of $50,000 to Carey Asset Management. Carey Asset Management is also expected to receive a deferred fee in the total amount of $209,424, payable in equal annual installments over each of the next three years, but only if we achieve the preferred return of six percent.

Description of Lease
      The facilities are leased to CheeseWorks under a master net lease. The lease has an initial term of 20 years and provides for four 5-year renewal options. The initial annual rent under the lease is $915,000, payable in quarterly installments. Additionally, the lease provides for annual rent adjustments based on the CPI. The lease is guaranteed by CheeseWorks Holdings Corp. and CheeseWorks Inc.

Description of Financing
      We obtained limited recourse mortgage financing in the amount of $6,000,000 at a fixed annual interest rate of 6.54% for a term of ten years, maturing in August 2016.

Description of CheeseWorks
      CheeseWorks Inc. is a leading provider of high-end imported and domestic cheeses and specialty foods to the organic, natural and specialty retail and foodservice markets.
Southwest Convenience Stores, LLC

Acquisition
      In July 2006, through a wholly owned subsidiary, we acquired 23 gasoline stations with convenience stores located in El Paso, Texas from Good Time Enterprise, LLC (doing business as Southwest Convenience Stores, LLC or “Southwest Convenience Stores”). Concurrently with the acquisition, we entered into a net lease with Southwest Convenience Stores.

Purchase Terms
      The total cost of the facilities, including the acquisition fee payable to Carey Asset Management, was $23,676,889. We paid at closing an acquisition fee of $589,109 and acquisition expense allowance of $112,520 to Carey Asset Management. Carey Asset Management is also expected to receive a deferred fee in the total amount of $471,287, payable in equal annual installments over each of the next three years, but only if we achieve the preferred return of six percent.

Description of Lease
      The facilities are leased to Southwest Convenience Stores under a master net lease. The lease has an initial term of 24 years and 9 months and provides for four 5-year renewal options. The initial annual rent under the lease is $1,800,318, payable in monthly installments. Additionally, the lease provides for annual rent adjustments based on the CPI. The lease is guaranteed by Alon USA Energy, Inc. and Alon USA, Inc.

Description of Financing
      We will endeavor to obtain limited recourse, fixed rate mortgage financing at the current market rate in the approximate amount of $14,922,000 for a term of 10 years amortized over a period of 25 years. There can be no assurance that we will be successful in securing mortgage financing on the terms described.

Description of Southwest Convenience Stores
      Southwest Convenience Stores is an independent refiner and marketer of petroleum products operating primarily in the Southwestern regions of the United States. It is a modern, physically integrated refiner, with the majority of its production being distributed through its own pipeline and terminal network to wholesale and retail customers.
International Imaging Materials, Inc.

Acquisition
      In August 2006, through a wholly owned subsidiary, we acquired a manufacturing and office facility located in Amherst, New York from International Imaging Materials, Inc. or “International Imaging.” Concurrently with the acquisition, we entered into a net lease with International Imaging.

Purchase Terms
      The total cost of the facility, including the acquisition fee payable to Carey Asset Management, was $15,781,806. We paid at closing an acquisition fee of $392,670 and acquisition expense allowance of $75,000 to Carey Asset Management. Carey Asset Management is also expected to receive a deferred fee in the total amount of $314,136, payable in equal annual installments over each of the next three years, but only if we achieve the preferred return of six percent.

Description of Lease
      The facility is leased to International Imaging under a net lease. The lease has an initial term of 20 years and provides for two 10-year renewal options. The initial annual rent under the lease is $1,387,500, payable in quarterly installments. Additionally, the lease provides for rent adjustments based on the CPI every five years. The lease is guaranteed by T2 Solutions, Inc. and T2 Solutions DRM, Inc.

Description of Financing
      We obtained limited recourse mortgage financing in the amount of $10,500,000 at a fixed annual interest rate of 6.63% for a term of 25 years, maturing in September 2031.

Description of International Imaging
      International Imaging is one of the world’s largest manufacturers of thermal transfer ribbons. They have distribution centers in California, Asia, South America and Europe.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
      The pro forma consolidated financial statements of Corporate Property Associates 16 — Global Incorporated (the “Company”), which are unaudited, have been prepared based on the historical financial statements of the Company. The pro forma consolidated balance sheet of the Company as of June 30, 2006 has been prepared as if (i) investments completed in July and August 2006 and related mortgage financing had been completed as of June 30, 2006, and (ii) mortgage financing obtained in July 2006 and proposed mortgage financings, which are probable of being completed, had been completed as of June 30, 2006. The pro forma consolidated statements of operations for the year ended December 31, 2005 and six months ended June 30, 2006, have been prepared as if the investments subsequent to January 1, 2005 and related mortgage financing had occurred on January 1, 2005 and carried forward through their issuance dates. In addition, adjustments have been recorded to reflect the Company’s asset management and performance fee expense, reimbursement for administrative services and interest expense on the subordinated fees payable and to eliminate other interest income on uninvested cash. Pro forma adjustments are intended to reflect what the effect would have been had the Company held its ownership interest as of January 1, 2005 less amounts, which have been recorded in the historical consolidated statements of operations. In management’s opinion, all adjustments necessary to reflect the effects of these investments have been made. The pro forma consolidated financial information should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company included herein.
      The pro forma information is not necessarily indicative of the financial condition or results of operations had the investments occurred on January 1, 2005, nor are they necessarily indicative of the financial position, cash flows or results of operations of future periods.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2006
(Unaudited)

		Pro Forma Adjustments

				Southwest	International
	Historical	Kings Super	Cheese	Convenience	Imaging
	(NOTE 1)	Markets (Y)	Works (AA)	Stores (BB)	(CC)	Pro Forma

ASSETS
Real estate, net	$477,349,892			$3,890,000	$14,766,428	$496,006,320
Net investment in direct financing leases	180,934,050			19,786,889		200,720,939
Equity investments	108,411,561					108,411,561
Real estate under construction	27,611,648					27,611,648
Mortgage notes receivable	9,589,897					9,589,897
Cash and cash equivalents	222,896,002	$18,450,000	$6,000,000	(8,283,602)	(4,967,670)	234,094,730
Short-term investments	2,234,462					2,234,462
Marketable securities	2,857,785					2,857,785
Funds in escrow	33,608,461					33,608,461
Intangible assets, net	81,902,953				2,456,785	84,359,738
Deferred offering costs	7,141,063					7,141,063
Other assets, net	8,871,577					8,871,577

Total assets	$1,163,409,351	$18,450,000	$6,000,000	$15,393,287	$12,255,543	$1,215,508,181

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Limited recourse mortgage notes payable	$434,022,257	$18,450,000	$6,000,000	$14,922,000	$10,500,000	$483,894,257
Accrued interest	2,286,768					2,286,768
Prepaid and deferred rental income and security deposits	22,507,596					22,507,596
Due to affiliates	16,158,671					16,158,671
Distributions payable	10,355,349					10,355,349
Deferred acquisition fees payable to affiliate	21,409,410			471,287	314,136	22,194,833
Accounts payable, accrued expenses and other liabilities	3,468,571				1,441,407	4,909,978

Total liabilities	510,208,622	18,450,000	6,000,000	15,393,287	12,255,543	562,307,452

Minority interest in consolidated entities	17,139,860					17,139,860

Shareholders’ equity:
Common stock	74,625					74,625
Additional paid-in capital	667,035,393					667,035,393
Distributions in excess of accumulated earnings	(29,973,932)					(29,973,932)
Accumulated other comprehensive income	2,645,292					2,645,292

	639,781,378					639,781,378
Less, treasury stock	(3,720,509)					(3,720,509)

Total shareholders’ equity	636,060,869					636,060,869

Total liabilities and shareholders’ equity	$1,163,409,351	$18,450,000	$6,000,000	$15,393,287	$12,255,543	$1,215,508,181

The accompanying notes are an integral part of these pro forma consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2005
(Unaudited)

		Pro Forma Adjustments

						IDS	Reyes								Career	French
	Historical		Pohjola	EZ Pack	Precise	Group	Holdings	Finisar	Metals	PolyPipe	Telcordia	Hinckley	MetoKote	Hellweg	Education	Government	McGavigan
	(NOTE 1)	HMS (A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)	(P)

Revenues:
Rental income	$29,415,533	$37,443		$27,403	$65,110	$(22,543)		$267,435	$72,333	$116,424	$1,794,497	$646,683	$1,533,371		$443,609		$584,149
Interest income from direct financing leases	9,688,664											1,087,484
Interest income on mortgage receivable	2,482,281						$140,122
Other operating income	643,192

	42,229,670	37,443	—	27,403	65,110	(22,543)	140,122	267,435	72,333	116,424	1,794,497	1,734,167	1,533,371	—	443,609	—	584,149

Operating Expenses:
Depreciation and amortization	(7,416,974)	(17,274)		(31,094)	(16,262)	4,221		(73,332)	(23,229)	(22,807)	(624,850)		(413,513)		(162,215)		(151,145)
Property expenses	(8,586,663)
General and administrative	(3,309,528)
Impairment charge	(301,995)

	(19,615,160)	(17,274)	—	(31,094)	(16,262)	4,221	—	(73,332)	(23,229)	(22,807)	(624,850)	—	(413,513)	—	(162,215)	—	(151,145)

Other Income and Expenses:
Income from equity investments	5,342,104		$(48,539)											$893,112		$351,877
Other interest income	5,790,620
Minority interest in income	(641,770)											(296,892)
Loss on foreign currency transactions and derivative instrument, net	(1,652,273)
Interest expense	(15,168,908)	(191,061)		(9,429)	(527,183)	(2,192)		(91,999)	(24,442)	(72,330)	(887,077)	(743,652)	(606,484)		(184,470)		(304,584)

	(6,330,227)	(191,061)	(48,539)	(9,429)	(527,183)	(2,192)	—	(91,999)	(24,442)	(72,330)	(887,077)	(1,040,544)	(606,484)	893,112	(184,470)	351,877	(304,584)

Net income (loss)	$16,284,283	$(170,892)	$(48,539)	$(13,120)	$(478,335)	$(20,514)	$140,122	$102,104	$24,662	$21,287	$282,570	$693,623	$513,374	$893,112	$96,924	$351,877	$128,420

Pro forma weighted average shares outstanding — basic (FF)	56,327,478

Pro forma earnings per share — basic	$0.29

The accompanying notes are an integral part of these pro forma consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS — (Continued)
For the year ended December 31, 2005
(Unaudited)

	Pro Forma Adjustments

									Kings			Southwest
		Advanced	John	Dick’s	Murray				Super		Cheese	Convenience	International
	BOBS	Circuits	Nurminen	Sporting	International	UTEX	OBI	Datastream	Markets		Works	Stores	Imaging	Completed
	(Q)	(R)	(S)	Goods (T)	Metals (U)	(V)	(W)	(X)	(Y)	Hilite (Z)	(AA)	(BB)	(CC)	Transactions	Other (DD)	Pro Forma

Revenues:
Rental income	$599,326	$363,363	$710,927	$1,241,143		$1,229,957		$1,257,566	$3,416,913		$852,781		$1,423,535	$16,661,425		$46,076,958
Interest income from direct financing leases					$2,001,893					$1,968,315		$1,593,260		6,650,952		16,339,616
Interest income on mortgage receivable														140,122		2,622,403
Other operating income														—		643,192

	599,326	363,363	710,927	1,241,143	2,001,893	1,229,957	—	1,257,566	3,416,913	1,968,315	852,781	$1,593,260	1,423,535	23,452,499	—	65,682,169

Operating Expenses:
Depreciation and amortization	(145,410)	(93,574)	(381,889)	(230,120)		(470,788)		(498,330)	(1,030,853)		(216,702)		(461,531)	(5,060,697)		(12,477,671)
Property expenses														—	$(4,033,491)	(12,620,154)
General and administrative														—	(627,446)	(3,936,974)
Impairment charge														—		(301,995)

	(145,410)	(93,574)	(381,889)	(230,120)	—	(470,788)	—	(498,330)	(1,030,853)	—	(216,702)	—	(461,531)	(5,060,697)	(4,660,937)	(29,336,794)

Other Income and Expenses:
Income from equity investments							$(9,457)							1,186,993		6,529,097
Other interest income														—	(5,790,620)	—
Minority interest in income				(919,175)										(1,216,067)		(1,857,837)
Loss on foreign currency transactions and derivative instrument, net														—		(1,652,273)
Interest expense	(502,058)	(175,494)	(237,891)		(933,288)	(576,524)		(640,155)	(2,227,283)	(750,873)	(396,030)	(1,040,136)	(701,636)	(11,826,271)	(422,171)	(27,417,350)

	(502,058)	(175,494)	(237,891)	(919,175)	(933,288)	(576,524)	(9,457)	(640,155)	(2,227,283)	(750,873)	(396,030)	(1,040,136)	(701,636)	(11,855,345)	(6,212,791)	(24,398,363)

Net income (loss)	$(48,142)	$94,295	$91,147	$91,848	$1,068,605	$182,645	$(9,457)	$119,081	$158,777	$1,217,442	$240,049	$553,124	$260,368	$6,536,457	$(10,873,728)	$11,947,012

Pro forma weighted average shares outstanding — basic (EE)																81,828,418

Pro forma earnings per share — basic																$0.15

The accompanying notes are an integral part of these pro forma consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2006
(Unaudited)

		Pro Forma Adjustments

										Southwest
	Historical						Kings Super		Cheese Works	Convenience	International	Completed
	(NOTE 1)	EZ Pack(C)	BOBS(Q)	UTEX(V)	OBI(W)	Datastream(X)	Markets(Y)	Hilite(Z)	(AA)	Stores (BB)	Imaging(CC)	Transactions	Other(DD)	Pro Forma

Revenues:
Rental income	$22,153,109	$(7,495)		$205,443		$310,676	$1,105,204		$423,883		$711,768	$2,749,479		$24,902,588
Interest income from direct financing leases	6,521,814							$726,520		$791,245		1,517,495		8,039,309
Interest income on mortgage receivable	1,365,759											—		1,365,759
Other operating income	743,181											—		743,181

	30,783,863	(7,495)	—	205,443	—	310,676	1,105,204	726,520	423,883	791,245	711,768	4,266,974	—	35,050,837

Operating Expenses:
Depreciation and amortization	(5,713,746)	(18,895)		(76,016)		(124,223)	(327,162)		(108,351)		(230,765)	(885,412)		(6,599,158)
Property expenses	(5,724,071)											—	$(681,580)	(6,405,651)
General and administrative	(2,372,927)											—	(10,660)	(2,383,587)

	(13,810,744)	(18,895)	—	(76,016)	—	(124,223)	(327,162)	—	(108,351)	—	(230,765)	(885,412)	(692,240)	(15,388,396)

Other Income and Expenses:
Income from equity investments	3,479,885				$68,159							68,159		3,548,044
Other interest income	3,431,038											—	(3,431,038)	—
Minority interest in income	(990,636)											—		(990,636)
Gain (loss) on foreign currency transactions, derivative instrument and other gains, net	66,760											—		66,760
Interest expense	(11,110,667)		$(120,857)	(88,524)		(217,580)	(1,075,671)	(289,876)	(198,095)	(524,343)	(345,901)	(2,860,847)	(71,327)	(14,042,841)

	(5,123,620)	—	(120,857)	(88,524)	68,159	(217,580)	(1,075,671)	(289,876)	(198,095)	(524,343)	(345,901)	(2,792,688)	(3,502,365)	(11,418,673)

Net income (loss)	$11,849,499	$(26,390)	$(120,857)	$40,903	$68,159	$(31,127)	$(297,629)	$436,374	$117,437	$266,902	$135,102	$588,874	$(4,194,605)	$8,243,768

Pro forma weighted average shares outstanding — basic (EE)	61,420,609													81,828,418

Pro forma earnings per share — basic	$0.19													$0.10

The accompanying notes are an integral part of these pro forma consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PRO FORMA CONSOLIDATED STATEMENT OF TAXABLE INCOME AND AFTER-TAX CASH FLOW
For the twelve months ended June 30, 2006
(Unaudited)

Consolidated pro forma net income for the year ended December 31, 2005	$14,217,273
Adjustment to interest income on direct financing leases and straight-line rental income for tax purposes (GG)	(811,985)
Depreciation adjustment for tax purposes (HH)	(2,097,867)
Adjustment to equity income for tax purposes (II)	1,699,927

Pro forma taxable income	13,007,348
Add: Taxable depreciation (JJ)	14,310,126
Distributions from equity investments in excess of share of tax earnings, net of distributions to minority interest in excess of share of tax earnings (KK)	3,929,203
Company’s share of principal paid on mortgage loans (LL)	(5,669,664)

Pro forma after-tax cash flow	$25,577,013

The accompanying notes are an integral part of these pro forma consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1.	Basis of Presentation
      The pro forma consolidated balance sheet of Corporate Property Associates 16 — Global Incorporated (the “Company”) as of June 30, 2006 was derived from the historical unaudited consolidated balance sheet as of June 30, 2006, included herein. The pro forma consolidated statement of operations for the year ended December 31, 2005 was derived from the historical audited consolidated statement of operations for the year ended December 31, 2005, included in the Company’s annual report on Form 10-K. The pro forma consolidated statement of operations for the six months ended June 30, 2006 was derived from the historical unaudited consolidated statement of operations for the six months ended June 30, 2006, included herein. For pro forma purposes, no adjustments were made for build-to-suit transactions with Huntsman International, IDS Logistics (Thailand) Limited, Bob’s Discount Furniture, LLC, Corinthian Colleges, Inc., and Dick’s Sporting Goods, Inc. because construction was ongoing for part of the pro forma periods. The pro forma adjustments are described in Note 2.

NOTE 2.	Pro Forma Adjustments
      A. In January 2005, the Company purchased land and building located in Southfield, Michigan and entered into a net lease agreement with Solomon Office Associates, L.L.C. (“Solomon”), a subsidiary of HMS Healthcare, Inc. (“HMS”) for 81.65% of the leaseable space of the property and assumed two leases with existing tenants for the remaining 18.35% of the leaseable space. The cost of the property was $18,731,937.
      The Solomon lease has an initial term of 20 years with two 10-year renewal options. The Solomon lease provides for initial annual rent of $1,228,354 with stated rent increases of 6.903% every third year. The assumed leases for the remaining leasable space provide for initial annual rent of $318,465 and $62,977 and expire in June 2009 and December 2010, respectively. As a result of stated rent increases, rental income is being recognized on an annual straight-line basis of $1,884,313. Rental income also includes annual amortization of above-market rent intangible of $70,710. The lease obligations of the tenants are guaranteed by HMS, Sloans Lake Managed Care, Inc. and PPOM, L.L.C.
      In June 2005, the Company obtained limited recourse mortgage financing of $9,100,000 with a fixed annual interest rate of 5.08%, with monthly interest and principal payments of $53,623 based on a 25-year amortization schedule.
      Depreciable and amortizable tangible and intangible assets of $16,981,937 are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 years to 40 years at an annual amount of $414,589, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $1,776,160, depreciation and amortization of intangibles of $397,315, interest expense of $273,481 and net income of $1,105,364. There were no pro forma adjustments for the six-months ended June 30, 2006.
      B. In January 2005, the Company and CPA®:15, through 40% and 60% interests, respectively, in a limited liability company, purchased land and buildings located in Helsinki, Finland and entered into a net lease with Pohjola Non-Life Insurance Company (“Pohjola”). The total cost for the property was €84,049,745 ($113,513,922 based on the exchange rate for the Euro on the date of acquisition of $1.3546). The limited liability company has been structured so that capital was contributed in an amount equal to the ownership interests and profits and losses and distributions are pro rata to ownership interests. The Company is accounting for its interest under the equity method of accounting. For pro forma purposes, revenue and expenses to determine pro forma equity income have been translated using the average exchange rate for the Euro for the year ended December 31, 2005 and the six months ended June 30,

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
2006 of $1.24539 and of $1.2297, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The lease has an initial term of approximately 10.5 years with a 5-year minimum renewal option and provides for initial annual rent of €6,000,000. Rental income also includes annual amortization of above-market rent intangible of €21,165. The lease provides for annual rent increases based on increases in the Finland CPI.
      The limited liability company obtained limited recourse mortgage financing of €62,500,000 with a fixed annual interest rate of 4.59% through February 2007 and then 4.57%, thereafter, with stated principal payments which increase annually.
      Depreciable and amortizable tangible and intangible assets of €65,406,587 are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 10.5 to 40 years at an annual amount of €2,480,532, and over 40 years on a straight-line basis for tax purposes.
      Pro forma equity income for the year ended December 31, 2005 is $312,364, of which $360,903 is included in the historical results from operations for the year ended December 31, 2005. There were no pro forma adjustments for the six months ended June 30, 2006. Pro forma equity income for the year ended December 31, 2005 is derived as follows:

Year Ended
December 31,
2005

Rental income	$7,445,981
Depreciation and amortization	(3,099,505)
Interest expense	(3,565,567)

Net income	$780,909

Company’s share of net income (at 40% interest)	$312,364
Included in historical results of operations	360,903

Pro forma adjustment	$(48,539)

      C. In January 2005, the Company purchased land and building located in, Cynthiana, Kentucky and entered into a net lease agreement with Clean Earth Kentucky, LLC (“Clean Earth”). The cost of the Clean Earth property was $7,366,492. Clean Earth filed for Chapter 11 bankruptcy protection in January 2006 and in July 2006, Clean Earth’s assets were sold to EZ Pack Holdings, LLC, EZ Pack Manufacturing, LLC and EZ Pack Parts, LLC or “EZ Pack.” Subsequent to Clean Earth’s rejection of its lease in bankruptcy court, EZ Pack signed a new lease with the Company for the Cynthiana property in July 2006. The EZ Pack lease has an initial term of 10 years with one 5-year renewal term, and provides for early termination during the sixth year in consideration for an early termination fee of $350,000. The initial aggregate annual rent under the EZ Pack lease is $737,072. The EZ Pack lease also provides for annual rent to be increased annually based on the percentage increase in the CPI beginning in February 2007.
      The Company obtained limited recourse mortgage financing of $4,550,000 with a fixed annual interest rate of 6.08% with monthly interest and principal payments of $32,808 based on a 20-year amortization schedule.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      Depreciable and amortizable tangible and intangible assets are $6,606,492 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 5 years to 40 years at an annual amount of $224,377, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $709,669, depreciation and amortization of intangibles of $193,283, interest expense of $267,704 and net income of $248,682. Included in the historical balances for the six months ended June 30, 2006 are rental income of $376,031, depreciation and amortization of intangibles of $93,293, interest expense of $135,026 and net income of $147,712.
      D. In January 2005, the Company purchased land and buildings located in Buffalo Grove, Illinois and entered into a net lease agreement with Precise Technology Group, Inc. (“Precise”). The cost of the Precise property was $16,469,372. The lease has an initial term of 20 years with two 10-year renewal options. The lease provides for initial annual rent of $1,447,625 with rent increases every second year based on the CPI.
      In November 2005, the Company obtained limited recourse mortgage financing of $10,500,000 at a fixed annual interest rate of 5.71% for a term of 20 years.
      Depreciable and amortizable tangible and intangible assets are $14,349,372 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 years to 40 years at an annual amount of $390,302, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $1,382,515, depreciation and amortization of intangibles of $374,040, interest expense of $73,278 and net income of $935,197. There were no pro forma adjustments for the six-month period ended June 30, 2006.
      E. In January 2005, the Company purchased land and buildings located in Lamlukka and Bangpa-In, Thailand and entered into net lease agreements with LFD Manufacturing Limited and IDS Logistics (Thailand) Limited. In connection with the purchase, the Company committed to funding expansions at both properties, which were completed in June 2006. The total cost for the properties, including expansion costs, is 929,059,419 Thai Baht (“THB”) ($24,155,545 based on the exchange rate of the THB on the date of acquisition of $0.026). The cost of the expansions totaled THB 232,061,544. For pro forma purposes, revenue and expenses have been translated using the average exchange rate for the THB for the year ended December 31, 2005 and the six months ended June 30, 2006 of $0.02489 and $0.02586, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006. No pro forma effect is reflected for these expansions or related financing obtained.
      The leases have initial terms of 15 years with 5-year renewal options. The leases provide for initial annual rent of THB 57,502,500 with rent increases every three years based on increases in the Thailand cost of living index. Rental income also includes annual amortization of below-market rent intangible of THB 10,641,363. Initial annual rent for the expansions totals THB 22,876,000. The leases are guaranteed by the parent IDS Group Limited.
      The Company obtained limited recourse mortgage financing of THB 440,000,000 with a fixed annual interest rate of 7.15%, with stated principal payments increasing over the term of the financing. In connection with completing the expansions, the Company obtained additional limited recourse mortgage financing of THB 150,000,000 under the same terms as the initial financing.
      Depreciable and amortizable tangible and intangible assets are THB 549,601,372 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 15 to 40 years at an annual amount of THB 20,101,808, and over 40 years on a straight-line basis for tax purposes.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      Included in the historical balances for the year ended December 31, 2005 are rental income of $1,718,644, depreciation and amortization of intangibles of $497,175, interest expense of $777,177 and net income of $444,292. There were no pro forma adjustments for the six months ended June 30, 2006.
      F. In January 2005, the Company originated a $54,000,000, mortgage collateralized by distribution and storage facilities of Reyes Holdings L.L.C. The mortgage was originated as a 10-year loan with a 25-year amortization schedule, bearing interest at a fixed annual rate of approximately 6.34%. The Company arranged for the syndication of the first $41,260,000 in the form of an A-note, bearing interest at a fixed rate of 5.14%. In consideration for an investment of $12,740,000 the Company obtained the $12,740,000 B-note, which bears interest at a fixed rate of 6.34%, and an interest only participation in the A-note (the “I/ O”) for the difference between the stated amounts payable under the A-note and the amounts receivable from the interests sold to the participants in the A-note (the difference between the amounts payable at an annual rate of 6.34% and 5.14%). Annual cash flow, including installments of principal, approximates $1,515,000 in the first year and will decrease as the I/ O balance decreases. The note and the I/ O mature in February 2015. The I/ O participation is $3,236,495 for financial reporting purposes and is being amortized over the term of the mortgage. Certain costs incurred in connection with the acquisition are being amortized over the term of the loan, resulting in an annual reduction to other interest income of approximately $6,370. Included in the historical balances for the year ended December 31, 2005 is interest income on mortgage receivable of $1,119,409 and amortization on the I/O participation of $219,572.
      G. In February 2005, the Company purchased land and buildings in Sunnyvale, California and Allen, Texas and entered into a net lease agreement with Finisar Corporation (“Finisar”). The total cost of the Finisar properties was $29,292,330. The lease has an initial term of 15 years with two ten-year renewal options. The lease provides for initial annual rent of $2,950,510 with stated annual rent increases of 2.25%. As a result of stated rent increases, rental income is being recognized on an annual straight-line basis of $3,463,740. Rental income includes annual amortization of above-market rent intangible of $177,818.
      The Company obtained limited recourse mortgage financing of $17,000,000 with a fixed annual interest rate of 5.96%, with monthly interest and principal payments of $121,401 based on a 20-year amortization schedule.
      Depreciable and amortizable tangible and intangible assets are $15,665,060 and are being depreciated and amortized for financial reporting purposes on a straight-line’ basis over periods ranging from 15 years to 40 years at an annual amount of $586,652, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $3,018,487, depreciation and amortization of intangible of $513,319, interest expense of $923,428, and net income of $1,581,740. There were no pro forma adjustments for the six months ended June 30, 2006.
      H. In February 2005, the Company purchased land and building in Shelby, North Carolina and entered into a net lease agreement with MetalsAmerica, Inc. (“Metals”). The total cost of the Metals property was $7,436,520. The lease has an initial term of 20 years with two ten-year renewal options. The lease provides for initial annual rent of $651,000, with rent increases every five years based on increases in the CPI.
      The Company obtained limited recourse mortgage financing of $4,000,000 with a fixed annual interest rate of 5.84%, with monthly interest and principal payments of $28,289 based on a 20-year amortization schedule.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      Depreciable and amortizable tangible and intangible assets are $6,886,520 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 years to 40 years at an annual amount of $186,542, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $578,667, depreciation and amortization of intangibles of $163,313, interest expense of $209,629 and net income of $205,725. There were no pro forma adjustments for the six months ended June 30, 2006.
      I. In February 2005, the Company purchased land and buildings in Fernley, Nevada; Gainesville, Texas; Sandersville, Georgia and Erwin, Tennessee and entered into a net lease agreement with Rinker Materials PolyPipe, Inc. (“PolyPipe”). The total cost of the PolyPipe properties was $8,713,508. The lease has an initial term of 20 years with two ten-year renewal options. The lease provides for initial annual rent of $786,600, with rent increases every three years based on increases in the CPI. Rental income also includes net annual amortization of above-market rent intangible of $38,387.
      The Company obtained limited recourse mortgage financing of $5,000,000 with a fixed annual interest rate of 6.50%, with monthly interest and principal payments of $37,279 based on a 20-year amortization schedule. The financing matures in April 2025.
      Depreciable and amortizable tangible and intangible assets are $6,774,657 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 years to 40 years at an annual amount of $182,459, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $631,789, depreciation and amortization of intangibles of $159,652, interest expense of $248,959, and net income of $223,178. There were no pro forma adjustments for the six months ended June 30, 2006.
      J. In March 2005, the Company purchased land and buildings in Piscataway, New Jersey and entered into a net lease with Telcordia Technologies, Inc. (“Telcordia”). The total cost for the Telcordia property was $116,459,046. The lease has an initial term of 18.5 years with four five-year renewal options. The lease provides for initial annual rent of $8,913,190, with annual rent increases based on increases in the CPI. Rental income includes annual amortization of above-market rent intangible of $89,592.
      The Company obtained limited recourse mortgage financing of $79,686,000 with a fixed annual interest rate of 5.49%. Monthly payments of interest only are due for the first two years of the financing, with monthly interest and principal payments of $464,849 due thereafter based on a 28-year amortization schedule.
      Depreciable and amortizable tangible and intangible assets are $95,801,600 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 18.5 years to 40 years at an annual amount of $3,012,029, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $7,029,101, depreciation and amortization of intangibles of $2,387,179, interest expense of $3,548,445, and net income of $1,093,477. There were no pro forma adjustments for the six months ended June 30, 2006.
      K. In May 2005, the Company and CPA®:15 through 70% and 30% interests, respectively, in a limited liability company, purchased land and buildings located in Stuart, Florida, Southwest Harbor and Trenton, Maine from The Talaria Company, LLC (doing business as “The Hinckley Company” or “Hinckley”) and entered into a ground lease with respect to land and buildings located in Portsmouth, Rhode Island that gives the Company the right to purchase such property at any time during the lease term for one dollar and also entered into a net lease with Hinckley that is a sublease with respect to the Rhode Island property. The cost of the Hinckley properties was $58,318,586. The limited liability company

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
has been structured so that capital was contributed in an amount equal to the ownership interests and profits and losses and distributions are pro rata to ownership interests. The interest applicable to CPA®:15 is reflected as minority interest in the accompanying consolidated pro forma financial statements.
      The lease has an initial term of 25 years with two 5-year renewal options followed by two 10-year renewal options and provides for initial contractual annual rent of $5,161,500. The lease provides for rent increases every four years based on increases in the CPI. The land portion of the lease has been accounted for separately as an operating lease as it represents more than 25% of the fair value of the leased assets. The building portion of the lease has been classified as an investment in direct financing lease. Initial annual rent attributable to the land portion of the lease is $1,872,090 based on the lessee’s incremental borrowing rate of 9.3% with the remaining rent attributable to the building portion of the lease. Interest income of the direct financing lease is recorded such that the Company recognizes income at a constant rate of interest and includes assumptions on the residual value of the property as of the end of the initial lease term. Interest income for the first lease year and subsequent six-month period is $3,147,016 and $1,573,508, respectively. For financial reporting purposes, no depreciation is recorded on direct financing leases; however, for tax purposes such assets are depreciated on a straight-line basis over 40 years.
      The Company obtained limited recourse mortgage financing of $35,000,000 with a fixed annual interest rate of 6.26%, with monthly payments of principal and interest of $256,029 based on a 20-year amortization schedule. The financing matures in June 2025.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $1,225,407, interest income from direct financing leases of $2,059,532, interest expense of $1,452,740, minority interest in income of $549,922 and net income of $1,282,277. There were no pro forma adjustments for the six months ended June 30, 2006.
      L. In May 2005, the Company purchased land and buildings located in Huber Heights, Sheffield Village and Lima; Ohio; Lebanon, Tennessee and Peru, Illinois from MetoKote Corporation and land and buildings in Ontario, Canada from MetoKote Canada Limited and entered into net lease agreements guaranteed by MetoKote Corporation (“MetoKote”). The cost of the MetoKote domestic properties was $28,413,613. The cost of the Canadian property was CAD 12,464,104 ($9,892,146 based on the exchange rate for the Canadian dollar as of the date of acquisition of $.79365). In addition, in July 2005 the Company purchased land and building located in Saltillo, Mexico and entered into a net lease agreement also guaranteed by MetoKote at the property. The cost of the Mexico property was $3,782,168. For pro forma purposes, revenues and expenses for the Canadian property have been translated using the average exchange rate for the CAD for the year ended December 31, 2005 and the six months ended June 30, 2006 of $0.82622 and of $0.8785, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The leases have initial lease terms of 20 years with two 10-year renewal options. The leases for the domestic properties and the Mexican property provide for initial annual rent of $2,470,500 and $334,800, respectively. The lease on the Canadian property provides for initial annual rent of CAD 1,083,726. Each of the leases provide for annual rent increases based on increases in the CPI of the respective country. Rental income includes net annual amortization of above-market rent intangibles of $5,944 for the domestic and Mexican properties.
      The Company obtained limited recourse mortgage financing of $20,000,000 on the domestic properties and CAD 7,491,600 on the Canadian property. Interest on the domestic mortgage financing is at an annual fixed interest rate of 5.70% with monthly interest only payments for the first year and monthly principal and interest payments, of $143,819 thereafter, based on a 19-year amortization schedule. Interest on the Canadian mortgage financing is at an annual fixed interest rate of 5.63% with monthly principal and

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
interest payments of CAD 46,297 based on a 25-year amortization schedule. The Company did not obtain mortgage financing for the Mexico property.
      Depreciable and amortizable tangible and intangible assets in service for pro forma purposes are $30,085,781 for the properties in the United States and Mexico and CAD 11,632,148 for the Canadian property and are being, or are expected to be, depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 years to 40 years at an annual amount of $808,618 and CAD 312,130, respectively, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $2,161,536, depreciation and amortization of intangibles of $651,634, interest expense of $899,912 and net income of $609,990. There were no pro forma adjustments for the six months ended June 30, 2006.
      M. In June 2005, the Company and CPA®:15, through 25% and 75% interests, respectively, in a limited liability company, purchased 16 properties located throughout Germany and entered into a net lease agreement with Hellweg Die Profi-Baumarkte GmbH & Co. KG (“Hellweg”). The cost of the Hellweg properties was €126,258,935 ($154,364,173 based on the exchange rate for the Euro as of the date of acquisition of $1.2226). The limited liability company has been structured so that capital was contributed in an amount equal to the ownership-interests and profits and losses and distributions are pro rata to ownership interests. The Company is accounting for its interest under the equity method of accounting. For pro forma purposes, revenue and expenses to determine pro forma equity income have been translated using the average exchange rate for the Euro for the year ended December 31, 2005 and the six months ended June 30, 2006 of $1.24539 and of $1.2297, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The lease has an initial term of 25 years with a five-year renewal option. The lease provides for initial annual rent of €10,266,686 with rent increases every two years based on increases in the German CPI. Interest income from the direct financing lease is recorded such that the Company recognizes interest income at a constant rate of interest and includes assumptions on the unguaranteed residual value of the property at the end of the initial lease term. Interest income for the first lease year is expected to be €9,879,959. For financial reporting purposes, no depreciation is recorded on direct financing leases; however, for tax purposes such assets are depreciated on a straight-line basis over 40 years.
      The Company obtained limited recourse mortgage financing of €87,000,000 at a fixed annual interest rate of 4.55%, with stated principal payments that increase annually.
      Pro forma equity income for the year ended December 31, 2005 is $1,859,037, of which $965,925 is included in the historical results from operations for the year ended December 31, 2005. There were no pro forma adjustments for the six months ended June 30, 2006. Pro forma equity income for the year ended December 31, 2005 is derived as follows:

Year Ended
December 31,
2005

Interest income from direct financing lease	$12,304,402
Interest expense	(4,868,253)

Net income	$7,436,149

Company’s share of net income (at 25% interest)	$1,859,037
Included in historical results of operations	965,925

Pro forma adjustment	$893,112

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      N. In June 2005, the Company purchased land and buildings in Nashville, Tennessee and assumed a net lease agreement with International Academy of Design & Technology Nashville, LLC (“IADT”), which is guaranteed by Career Education Corporation (“Career Education”). The cost of the Career Education property was $10,540,705.
      IADT is expected to increase its occupancy at the property in stages over an 18-month period as the property is being retrofitted to their specifications per an existing agreement with the former owner of the property. It is expected that IADT will take full occupancy at the property by January 1, 2007.
      The Career Education lease expires in June 2019, and has two 5-year renewal options, at an annual rent as of the date of assumption of $474,728. Monthly rent will increase accordingly to reflect occupancy of the additional space followed by stated annual rent increases. As a result, rental income will be recognized on an annual straight-line basis of $871,678. Rental income also includes annual amortization of below-market rent intangibles of $36,913.
      The Company obtained limited recourse mortgage financing of $6,500,000. Interest on the mortgage financing is at a fixed annual interest rate of 5.86% with monthly principal and interest payments of $39,993, based on a 27-year amortization schedule.
      Depreciable and amortizable tangible and intangible assets are $10,340,705 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from approximately 14 years to 40 years at an annual amount of $353,674, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $464,982, depreciation and amortization of intangibles of $191,687, interest expense of $201,720 and net income of $71,575. There were no pro forma adjustments for the six months ended June 30, 2006.
      O. In July 2005, the Company and CPA®:15, through joint 50% interests, in a limited liability company, purchased land and buildings in Paris, France and assumed an existing lease agreement with the Police Prefecture, French Government (“French Government”). The cost of the French Government property was €88,212,240 ($106,648,598 based on the exchange rate for the Euro as at the date of acquisition of $1.2090). The limited liability company has been structured so that capital was contributed in an amount equal to the ownership interests and profits and losses and distributions are pro rata to ownership interests. The Company is accounting for its interest under the equity method of accounting. For pro forma purposes, revenue and expenses to determine pro forma equity income have been translated using the average exchange rate for the Euro for the year ended December 31, 2005 and the six months ended June 30, 2006 of $1.24539 and of $1.2297, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The assumed lease expires in June 2019, and does not provide for any renewal options. Annual rent as of the date of lease assumption is €5,010,823, with annual rent increases based on increases in the French National Construction Index, or INSEE.
      The limited liability company obtained limited recourse mortgage financing totaling €65,000,000 with fixed annual interest rates of 4.45% and 4.25% and stated principal payments which increase annually.
      Depreciable and amortizable tangible and intangible assets are €68,352,133 and are being depreciated and amortized for financial reporting purposes on straight-line basis over periods ranging from 14 to 40 years at an annual amount of €2,324,113, and over 40 years on a straight-line basis for tax purposes.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      Pro forma equity income for the year ended December 31, 2005 is $227,509, of which $(238,123) is included in the historical results from operations for the year ended December 31, 2005. There were no pro forma adjustments for the six months ended June 30, 2006. Pro forma equity income for the year ended December 31, 2005 is derived as follows:

Year Ended
December 31,
2005

Rental income	$6,176,696
Depreciation and amortization	(2,379,887)
Interest expense	(3,569,300)

Net income	$227,509

Company’s share of net income (at 50% interest)	$113,754
Included in historical results of operations	(238,123)

Pro forma adjustment	$351,877

      P. In August 2005, the Company purchased land and building in Bishopbriggs, Glasgow (Scotland) and entered into a net lease agreement with John McGavigan Limited (“McGavigan”), a subsidiary of Advanced Decorative Systems. The cost of the McGavigan property was £6,759,874 ($12,209,008 based on the exchange rate for the Pound Sterling as of the date of acquisition of $1.80610). For pro forma purposes, revenue and expenses have been translated using the average exchange rate for the Pound Sterling for the year ended December 31, 2005 and the six months ended June 30, 2006 of $1.82069 and of $1.78972, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The lease has an initial term of 20 years, and will not provide for any renewal terms. The lease provides for initial annual rent of £565,400 with annual rent increases based on increases in the general index of retail prices as published by the Office for National Statistics in the UK. Rental income includes annual amortization of above-market rent intangibles of £63,198.
      The Company obtained limited recourse mortgage financing of £4,225,000, with a fixed annual interest rate of 6.091%, with stated principal payments which increase annually.
      Depreciable and amortizable tangible and intangible assets are £4,795,920 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from approximately 20 years to 40 years at an annual amount of £130,655 and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $330,205, depreciation and amortization of intangibles of $86,738, interest expenses of $167,497 and net income of $75,970. There were no pro forma adjustments for the six months ended June 30, 2006.
      Q. In August 2005, the Company purchased land and building in Norwich, Connecticut and entered into a net lease with Bob’s Discount Furniture, LLC (“BOBS”) as well as an agreement to construct an addition to the facility. The total cost of the BOBS property was $23,696,094, inclusive of an expansion of the facility that was completed in May 2006. No pro forma effect is reflected for this expansion.
      The property is leased to BOBS under two net leases which each have an initial term of 20 years and provide for two 5-year renewal options. The leases provide for aggregate initial annual rent of $2,172,250 with rent increases every two years during the initial term based on increases in CPI. Rental income also

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
includes annual amortization of below-market rent intangible of $4,778. During the construction term, annual rent totaled $954,000.
      In May 2006, the Company obtained limited recourse mortgage financing of $16,000,000, which includes an allocation of $7,560,000 related to the existing facility, at a fixed annual interest rate of 6.61% for a term of 20 years. For pro forma purposes, only the portion of the financing associated with the existing facility is included in the determination of pro forma net income.
      Depreciable and amortizable tangible and intangible assets are $8,057,730 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from approximately 20 years to 40 years at an annual amount of $231,147, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $359,452, depreciation and amortization of intangibles of $85,737 and net income of $273,715. Included in the historical balances for the six months ended June 30, 2006 are rental income of $686,995, depreciation and amortization of intangibles of $146,739, interest expense of $126,324 and net income of $413,932.
      R. In September 2005, the Company purchased land and building in Aurora, Colorado and entered into a net lease with Advanced Circuits, Inc. (“Advanced Circuits”). The total cost for the Advanced Circuits property was $5,260,602. The lease has an initial term of 15 years with two 10-year renewal options. The lease provides for initial annual rent of $482,500 with rent increases every third year beginning in year three based on increases in the CPI during each three-year period. Rental income also includes annual amortization of below-market rent intangible of $12,410.
      The Company obtained limited recourse mortgage financing of $3,425,000 at a fixed annual interest rate of 5.93% for a term of 15 years.
      Depreciable and amortizable tangible and intangible assets are $4,366,251 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from 15 years to 40 years at an annual amount of $132,749, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $131,547, depreciation and amortization of intangibles of $39,175, interest expense of $29,337 and net income of $63,035. There were no pro forma adjustments for the six months ended June 30, 2006.
      S. In October 2005, the Company purchased land and buildings in Kotka, Finland, and entered into a net lease with John Nurminen Oy (“John Nurminen”). The cost of the John Nurminen property was €8,272,373 ($9,978,964 based on the exchange rate for the Euro as of the date of acquisition of $1.2063). For pro forma purposes, revenue and expenses have been translated using the average exchange rate for the Euro for the year ended December 31, 2005 and the six months ended June 30, 2006 of $1.24539 and of $1.2297, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The lease has an initial term of 15 years, with three 5-year renewal terms. The lease provides for initial annual rent of €584,000 with annual rent increases based on increases in the Finnish CPI. Rental income includes annual amortization of below-market rent intangibles of €96,075.
      The Company obtained limited recourse mortgage financing of €5,500,000, at a fixed annual interest rate of 4.36% for a term of 10 years.
      Depreciable and amortizable tangible and intangible assets are €11,115,807 and are being depreciated and amortized for financial reporting purposes on a straight-line basis over periods ranging from 15 to 31 years at an annual amount of €385,419 and over 40 years on a straight-line basis for tax purposes.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      Included in the historical balances for the year ended December 31, 2005 are rental income of $136,031, depreciation and amortization of intangibles of $98,108, interest expense of $47,907 and net loss of $9,984. There were no pro forma adjustments for the six months ended June 30, 2006.
      T. In December 2005, the Company and CPA®:14, through 55.1% and 44.9% interests, respectively, in a limited liability company, acquired land and building in Plainfield, Indiana that was previously wholly-owned by CPA®:14. Concurrent with this transaction, the Company entered into an agreement with Dick’s Sporting Goods, Inc. (“Dick’s”) to construct an addition to the existing facility and to amend the existing lease agreement with Dick’s.
      The cost of the property is expected to be approximately $30,150,000, including the maximum construction costs of up to $17,600,000 for the expansion facility. The Company is responsible for all the construction costs and acquisition fees related to the expansion.
      The lease has an expected construction term of approximately 13 months and provided that construction is completed prior to February 1, 2007, will have an initial term of approximately 16 years, with seven 5-year renewal terms. The current annual rent on the existing facility is $1,242,702. This rent will increase annually by 1.5%, beginning on February 1, 2006 and each year thereafter. The monthly rent for the expansion facility during construction will equal the product of the 30-day LIBOR plus 400 basis points and the amount the Company advanced for construction. Once construction is complete, the initial annual rent on the expansion facility is expected to approximate $3,023,000 and will increase every five years based on the CPI. For pro forma purposes, only the lease revenue associated with the existing facility is included in the determination of pro forma net income.
      Until the construction on the expansion facility is completed, rent for the existing facility will be paid solely to CPA®:14 and rent for the expansion facility will be paid solely to the Company. Once the construction on the expansion facility is completed, the Company and CPA®:14 will each receive our respective pro rata portion of the cumulative rent for both facilities.
      Depreciable tangible assets are $10,033,036 and are being depreciated for financial reporting purposes on a straight-line basis over 40 years at an annual amount of $250,826 and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the year ended December 31, 2005 are rental income of $112,579, depreciation and amortization of intangibles of $20,706 and minority interest in income of $91,873. There were no pro forma adjustments for the six-month period ended June 30, 2006.
      U. In December 2005, the Company purchased land and buildings located in Newbridge, Edinburgh (Scotland), and entered into a net lease with Murray International Metals Limited (“Murray International Metals”). The cost of the Murray International Metals property was £14,330,126 ($25,243,950 based on the exchange rate for the Pound Sterling as of the date of acquisition of $1.7616). For pro forma purposes, revenue and expenses have been translated using the average exchange rate for the Pound Sterling for the year ended December 31, 2005 and the six months ended June 30, 2006 of $1.82069 and of $1.78972, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The lease has an initial term of 25 years, with two 10-year renewal terms. The lease provides for initial annual rent of £1,198,650 with rent increases every five years based on increases in the general index of retail prices as published by the Office for National Statistics in the UK.
      Interest income from the direct financing lease is recorded such that the Company recognizes interest income at a constant rate of interest and includes assumptions on the unguaranteed residual value of the property at the end of the initial lease term. Interest income for the first lease year is expected to

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
approximate £1,144,326. For financial reporting purposes, no depreciation is recorded on direct financing leases; however, for tax purposes such assets are depreciated on a straight-line basis over 40 years.
      The Company obtained limited recourse mortgage financing of £9,500,000, at a fixed annual interest rate of 5.54% for a term of 20 years.
      Included in the historical balances for the year ended December 31, 2005 are interest income from direct financing lease of $81,571, interest expense of $38,045 and net income of $43,526. There were no pro forma adjustments for the six months ended June 30, 2006.
      V. In March 2006, the Company purchased land and buildings in Weimar, Houston, Conroe and Odessa, Texas and entered into a net lease with Utex Industries, Inc. (“Utex”). The total cost of the properties was $14,729,686. The lease has an initial term of 20 years, with two 10-year renewal terms. The lease provides for initial annual rent of $1,260,000 with rent increases every two years beginning after the second year based on increases in CPI over such period. Rental income also includes net annual amortization of above market intangibles of $30,043.
      The Company obtained limited recourse mortgage financing of $9,000,000 at a fixed annual interest rate of 6.48% for a term of 20 years.
      Depreciable and amortizable tangible and intangible assets are $12,272,686 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 to 40 years at an annual amount of $470,788, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the six months ended June 30, 2006 are rental income of $409,536, depreciation and amortization of intangibles of $159,378, interest expense of $194,106 and net income of $56,052.
      W. In March 2006, the Company and CPA®:15, through 25% and 75% interests, respectively, in a limited liability company purchased 15 properties (16 buildings) located throughout Poland and entered into 16 separate net leases with affiliates of OBI AG, OBI Holdings GmbH and Deutsche Heimwekmarkt Holdings GmbH (collectively, “OBI”). The total cost of the properties was €151,788,649, ($183,299,973 based on the exchange rate for the Euro as of the date of acquisition of $1.20760). The limited liability company has been structured such that capital has been contributed in an amount equal to the ownership interests and profits and losses and distributions are pro rata to ownership interests. The Company is accounting for its interest under the equity method of accounting. For pro forma purposes, revenues and expenses to determine pro forma equity income have been translated using the average rate for the Euro for the year ended December 31, 2005 and the six months ended June 30, 2006 of $1.24539 and of $1.2297, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The leases each have an initial term of 10 years with an agreement to lease for an additional 8 years and provide for three 5-year renewal terms. The leases provide for initial aggregate annual rent of €10,606,221 with rent increases every year based on 75% of the Eurozone CPI. Rental income also includes annual amortization of below market intangibles of €200,859.
      The Company obtained non-recourse mortgage financing totaling €120,257,071 with quarterly payments based on a variable interest rate for a term of 10 years. In connection with obtaining this financing, the Company entered into two interest rate swap agreements to fix the interest rate at a blended fixed rate of 5.02% over the term of the financing.
      In connection with this transaction, the Company and CPA®:15 also entered into an agreement with OBI to acquire two additional properties that are currently under construction. These properties will be

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
acquired once construction is completed for a total cost of approximately €16,922,600. No pro forma effect is reflected for this commitment.
      Depreciable and amortizable tangible and intangible assets are €120,128,649 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from 18 to 30 years at an annual amount of €4,461,710, and over 40 years on a straight-line basis for tax purposes.
      Pro forma equity (loss) income for the year ended December 31, 2005 and the six months ended June 30, 2006 is $(37,828) and $20,092, respectively, of which $(63,136) is included in the historical results of operations for the six-months ended June 30, 2006. Pro forma equity (loss) income for the year ended December 31, 2005 and six months ended June 30, 2006 is derived as follows:

	Year Ended	Six Months Ended
	December 31,	June 30,
	2005	2006

Rental income	$12,958,734	$6,397,529
Depreciation and amortization	(5,547,975)	(2,740,685)
Interest expense	(7,448,587)	(3,636,752)

Net (loss) income	$(37,828)	$20,092

Company’s share of net (loss) income (at 25% interest)	$(9,457)	$5,023

Included in the historical results of operations		(63,136)

Pro forma adjustment		$68,159

      X. In March 2006, the Company purchased land and building in Greenville, South Carolina and entered into a net lease with Datastream Systems, Inc. (“Datastream”). The total cost of the properties was $16,307,866. The lease has an initial term of 15 years, with four 5-year renewal terms. The lease provides for initial annual rent of $1,356,250 with annual rent increases every year based on increases in CPI. Rental income also includes annual amortization of above market intangibles of $98,684.
      In May 2006, the Company obtained limited recourse mortgage financing in the amount of $10,850,000 at a fixed annual interest rate of 6.54% for a term of 15 years maturing in June 2021.
      Depreciable and amortizable tangible and intangible assets are $13,902,599 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from 15 to 30 years at an annual amount of $498,330, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the six months ended June 30, 2006 are rental income of $318,107, depreciation and amortization of intangibles of $124,942, interest expense of $100,448 and net income of $92,717.
      Y. In April 2006, the Company purchased land and buildings in Cresskill, Livingston, Maplewood, Morristown, Upper Montclair and Summit, New Jersey and entered into a net lease with Kings Super Markets Inc., (“Kings Super Markets”). The total cost of the properties was $48,397,539. The lease has an initial term of 20 years with one 10-year renewal term followed by six 5-year renewal terms. The lease provides for initial annual rent of $3,450,000 with CPI-based rent increases every third year during the first 12 years of the initial term, capped at 7.5% for each increase, and CPI-based rent increases every second year during the last eight years of the initial term, capped at 5% for each increase. Rental income also includes net annual amortization of above market intangibles of $33,087.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      The Company has obtained limited recourse mortgage financing totaling $27,825,000, which is secured by individual properties. This financing includes limited recourse mortgage financing obtained in April 2006 totaling $4,725,000 at a fixed annual interest rate of 6.29% for a term of 10 years, maturing in June 2016; limited recourse mortgage financing totaling $11,400,000 at a fixed annual interest rate of 6.41% for a term of ten years, maturing in July 2016; and limited recourse mortgage financing totaling $11,700,000 at a fixed annual interest rate of 6.24% for a term of ten years, maturing in August 2016. In addition, monthly payments of interest only are due for the first three years of the financing obtained. The Company will endeavor to obtain additional limited recourse, fixed rate mortgage financing at the current market rate in the approximate amount of $6,750,000 for a term of 10 years amortized over a period of 30 years. A fixed interest rate of 6.5% has been used in the determination of pro forma net income. There can be no assurance that the Company will be successful in securing mortgage financing on the terms described.
      Depreciable and amortizable tangible and intangible assets are $37,028,794 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 to 40 years at an annual amount of $1,030,853, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the six months ended June 30, 2006 are rental income of $603,253, depreciation and amortization of intangibles of $188,264, interest expense of $44,686 and net income of $370,303.
      Z. In May 2006, the Company purchased land and building located in Marktheidenfeld, Germany, and entered into a net lease with Hilite Germany GmbH & Co. (“Hilite”). The cost of the Hilite property was €18,938,167 ($24,343,120 based on the exchange rate for the Euro as of the date of acquisition of $1.2854). For pro forma purposes, revenue and expenses have been translated using the average exchange rate for the Euro for the year ended December 31, 2005 and the six months ended June 30, 2006 of $1.24539 and of $1.2297, respectively. Actual results are translated using the average for the period from acquisition through June 30, 2006.
      The lease has an initial term of 20 years, with two 10-year renewal terms. The lease provides for initial annual rent of €1,777,500 with annual rent increases based on increases in the German CPI.
      Interest income from the direct financing lease is recorded such that the Company recognizes interest income at a constant rate of interest and includes assumptions on the unguaranteed residual value of the property at the end of the initial lease term. Interest income for the first lease year is expected to approximate €1,580,481. For financial reporting purposes, no depreciation is recorded on direct financing leases; however, for tax purposes such assets are depreciated on a straight-line basis over 40 years.
      The Company obtained non-recourse mortgage financing of €11,700,000, at a fixed annual interest rate of 5.12% for a term of 10 years.
      Included in the historical balances for the six months ended June 30, 2006 are interest income from direct financing lease of $237,543, interest expense of $80,326 and net income of $157,217.
      AA. In June 2006, the Company purchased land and buildings in Ringwood, New Jersey and Alameda, California and entered into a net lease with CheeseWorks Real Properties, Inc. (“CheeseWorks”). The total cost of the properties was $10,521,204. The lease has an initial term of 20 years, with four 5-year renewal terms. The lease provides for initial annual rent of $915,000 with annual rent increases based on increases in CPI. Rental income also includes annual amortization of above market intangibles of $62,219.
      In July 2006 the Company obtained limited recourse mortgage financing in the amount of $6,000,000 at a fixed annual interest rate of 6.54% for a term of 10 years, maturing in August 2016.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      Depreciable and amortizable tangible and intangible assets are $7,377,123 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 to 40 years at an annual amount of $216,702, and over 40 years on a straight-line basis for tax purposes.
      Included in the historical balances for the six months ended June 30, 2006 are rental income and net income of $2,507.
      BB. In July 2006, the Company purchased land and buildings located in El Paso, Texas and entered into a net lease with Good Time Enterprise, LLC (doing business as Southwest Convenience Stores, LLC or “Southwest Convenience Stores”). The cost of the Southwest Convenience Stores properties was $23,676,889.
      The lease has an initial term of 24 years and 9 months with four 5-year renewal terms. The lease provides for initial annual rent of $1,800,318 with annual rent increases based upon increases in CPI.
      Interest income from the direct financing lease is recorded such that the Company recognizes interest income at a constant rate of interest and includes assumptions on the unguaranteed residual value of the property at the end of the initial lease term. Interest income for the first lease year is expected to approximate $1,593,260. For financial reporting purposes, no depreciation is recorded on direct financing leases; however, for tax purposes such assets are depreciated on a straight-line basis over 40 years.
      The Company will endeavor to obtain additional limited recourse, fixed rate mortgage financing at the current market rate in the approximate amount of $14,922,000 for a term of 10 years amortized over a period of 25 years. A fixed interest rate of 6.875% has been used in the determination of pro forma net income. There can be no assurance that we will be successful in securing mortgage financing on the terms described.
      CC. In August 2006, the Company purchased land and building in Amherst, New York and entered into a net lease with International Imaging Materials, Inc. (“International Imaging”). The total cost of the property was $15,781,806. The lease has an initial term of 20 years, with two 10-year renewal terms. The lease provides for initial annual rent of $1,387,500 with rent increases every five years based on increases in CPI. Rental income also includes annual amortization of below market intangibles of $36,035.
      The Company obtained limited recourse mortgage financing in the amount of $10,500,000 at a fixed annual interest rate of 6.63% for a term of 25 years, maturing in September 2031.
      Depreciable and amortizable tangible and intangible assets are $16,838,141 and are being amortized for financial reporting purposes on a straight-line basis over periods ranging from 20 to 40 years at an annual amount of $464,404, and over 40 years on a straight-line basis for tax purposes.
      DD. The Company pays its advisor, W. P. Carey & Co. LLC, a combined asset management and performance fee equal to 1% per annum of average invested assets, or its pro rata share of amounts invested in real estate, net of unpaid deferred acquisition fees. Based on average invested assets of $1,143,022,844 as of June 30, 2006, the pro forma fees amount to $11,430,228 for the year ended December 31, 2005 and $5,715,114 for the six months ended June 30, 2006, of which $7,396,737 and $5,033,534, respectively, is included in the historical results of operations, and is reflected in property expenses in the accompanying pro forma consolidated statements of operations for the respective periods. The advisor is reimbursed for the cost of personnel needed to provide administrative services to the operation of the Company. The amount of the reimbursement is allocated based on adjusted gross revenues. The Company’s pro forma calculation of reimbursement for administrative services was $1,231,680 for the year ended December 31, 2005 and $615,840 for the six months ended June 30, 2006 of which $604,234 and $605,180, respectively, is included in the historical results from operations, and are reflected in general and administrative expenses for the respective periods. The Company’s pro forma calculation of deferred acquisition fees payable to the advisor amount to $22,194,834 as of June 30, 2006

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
and bear interest at an annual rate of 5%, or $1,109,742 for the year ended December 31, 2005 and $554,871 for the six months ended June 30, 2006, of which $687,571 and $483,543, respectively, is included in the historical results of operations for the respective periods. For pro forma purposes, other interest income from uninvested cash is eliminated based on an assumption that substantially all cash proceeds of the offering will be invested in real estate.
      EE. The pro forma weighted average shares outstanding for the year ended December 31, 2005 were determined as if all shares issued since the inception of the Company’s “best efforts” offering were issued on January 1, 2005.
      FF. For tax purposes, rents are recognized on a contractual basis and differences between contractual rents and rents recognized on a straight-line basis and interest income recognized at a constant rate of interest are eliminated.
      GG. For financial reporting purposes, no depreciation is recorded on direct financing leases. Depreciation is recorded for the purpose of determining taxable income. Annual taxable depreciation of $4,261,890 is computed on a straight-line basis over 40 years and is based on the tax basis of building and improvements, adjusted for the exchange rate, of $170,475,612.
      For financial reporting purposes, a portion of the underlying assets of the operating leases have been classified as intangible assets and are being amortized on a straight-line basis over the initial term or renewable term of the leases, ranging from 7 years to 40 years. Such assets are classified as buildings and improvements for tax purposes and are being depreciated on a straight-line basis over 40 years. As a result, annual depreciation and amortization for financial reporting purposes is $2,164,023 less than depreciation computed for tax purposes.
      HH. Equity income for tax purposes differs from equity income for financial reporting purposes due to differences in depreciation as a result of equity investees having leases classified as direct financing leases or equity investees amortizing intangible assets over periods ranging from 7 years to 40 years for financial reporting purposes. Such assets are depreciated on a straight-line basis over 40 years for tax purposes.
      II. For tax purposes, the Company’s basis in buildings and improvements is $572,405,048. Such assets are being depreciated on a straight-line basis over 40 years resulting in annual taxable depreciation of $14,310,126.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
      JJ. Amounts available for distribution were computed by adding back pro rata tax-basis depreciation expense to taxable income and deducting pro rata scheduled principal amortization.

KK. Mortgage amortization is as follows:
Polestar	$130,726
Castle Rock	261,556
Foss	421,516
Ply Gem	526,968
Xpedite	224,732
Plantagen	370,555
HMS	183,602
Clean Earth	120,171
Precise	289,508
IDS Group	82,797
Finisar	455,006
MetalsAmerica	108,586
PolyPipe	130,208
Hinckley	632,941
MetoKote	403,026
McGavigan	75,145
BOBS	186,155
Advanced Circuits	40,943
John Nurminen	83,687
Murray International Metals	171,389
Utex	234,892
Datastream	131,801
Hilite	178,028
CheeseWorks	63,021
International Imaging	162,705

$5,669,664

ANNEX A — QUARTERLY REPORT ON FORM 10-Q

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 001-32162
CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
(Exact name of registrant as specified in its charter)

Maryland	80-0067704
(State of incorporation)	(I.R.S. Employer Identification No.)

50 Rockefeller Plaza New York, New York (Address of principal executive office)	10020 (Zip Code)
Investor Relations (212) 492-8920
(212) 492-1100
(Registrant’s telephone numbers, including area code)
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
      Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑
      Registrant has 79,563,850 shares of common stock, $.001 par value outstanding at August 7, 2006.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

*	The summarized consolidated financial statements contained herein are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of such financial statements have been included.
Forward Looking Statements
      This quarterly report on Form 10-Q, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 of Part I of this report, contains forward-looking statements that involve risks, uncertainties and assumptions. Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements may include words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “could,” “should,” “would,” “may,” “seeks,” “plans” or similar expressions. Do not unduly rely on forward-looking statements. They give our expectations about the future and are not guarantees, and speak only as of the date they are made. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievement to be materially different from the results of operations or plan expressed or implied by such forward-looking statements. While we cannot predict all of the risks and uncertainties, they include, but are not limited to, the risk factors described in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2005. Accordingly, such information should not be regarded as representations that the results or conditions described in such statements or that our objectives and plans will be achieved. Additionally, a description of our critical accounting estimates is included in the management’s discussion and analysis section in our Annual Report on Form 10-K for the year ended December 31, 2005. There has been no significant change in such critical accounting estimates.
      As used in this quarterly report on Form 10-Q, the terms the “Company,” “we,” “us” and “our” include Corporate Property Associates 16 — Global Incorporated, its consolidated subsidiaries and predecessors, unless otherwise indicated.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PART I
ITEM 1. — FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands except share and per share amounts)

		December 31, 2005
	June 30, 2006	(NOTE)

ASSETS
Real estate, net	$477,350	$386,615
Net investment in direct financing leases	180,934	152,772
Equity investments	108,411	97,179
Real estate under construction	27,612	15,026
Mortgage notes receivable	9,590	29,798
Cash and cash equivalents	222,896	155,374
Short-term investments	2,234	1,698
Marketable securities	2,858	2,996
Funds in escrow	33,608	6,377
Intangible assets, net	81,903	66,589
Due from affiliates	—	590
Deferred offering costs	7,141	4,028
Other assets, net	8,872	10,607

Total assets	$1,163,409	$929,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Limited recourse mortgage notes payable	$434,022	$358,370
Accrued interest	2,287	2,330
Prepaid and deferred rental income and security deposits	22,508	18,548
Due to affiliates	16,159	9,475
Distributions payable	10,355	8,926
Deferred acquisition fees payable to affiliate	21,409	17,708
Accounts payable, accrued expenses and other liabilities	3,469	10,163

Total liabilities	510,209	425,520

Minority interest in consolidated entities	17,140	17,134

Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, $.001 par value; 110,000,000 shares authorized; 74,622,506 and 57,268,850 shares issued and outstanding, respectively	75	57
Additional paid-in capital	667,035	514,014
Distributions in excess of accumulated earnings	(29,974)	(22,416)
Accumulated other comprehensive income (loss)	2,645	(3,148)

	639,781	488,507
Less, treasury stock at cost, 400,179 and 162,564 shares, respectively	(3,721)	(1,512)

Total shareholders’ equity	636,060	486,995

Total liabilities and shareholders’ equity	$1,163,409	$929,649

NOTE: The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date.
The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(in thousands except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,

	2006	2005	2006	2005

REVENUES:
Rental income	$11,798	$7,000	$22,153	$10,887
Interest income from direct financing leases	3,370	2,380	6,522	4,307
Interest income on mortgage receivable	638	496	1,366	1,059
Other operating income	655	141	743	207

	16,461	10,017	30,784	16,460

OPERATING EXPENSES:
Depreciation and amortization	(3,081)	(1,828)	(5,714)	(2,720)
Property expenses	(2,912)	(1,925)	(5,724)	(3,294)
General and administrative	(1,066)	(1,137)	(2,373)	(2,045)

	(7,059)	(4,890)	(13,811)	(8,059)

OTHER INCOME AND EXPENSES:
Income from equity investments	1,777	1,241	3,480	2,518
Other interest income	1,970	1,506	3,431	3,007
Minority interest in income	(516)	(130)	(991)	(130)
Gain (loss) on foreign currency transactions, derivative instruments and other, net	40	(20)	66	(186)
Interest expense	(5,824)	(3,680)	(11,110)	(5,722)

	(2,553)	(1,083)	(5,124)	(513)

NET INCOME	$6,849	$4,044	$11,849	$7,888

BASIC EARNINGS PER SHARE	$.10	$.07	$.19	$.14

DISTRIBUTIONS DECLARED PER SHARE	$.1588	$.1450	$.3163	$.2700

WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	65,680,890	56,197,766	61,420,609	55,824,822

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

Net income	$6,849	$4,044	$11,849	$7,888
Other comprehensive income (loss):
Change in unrealized loss on marketable securities	23	—	(3)	—
Change in foreign currency translation adjustment	2,527	(4,172)	4,549	(6,931)
Unrealized gain on derivative instruments	873	—	1,247	—

	3,423	(4,172)	5,793	(6,931)

Comprehensive income (loss)	$10,272	$(128)	$17,642	$957

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2006
(in thousands except share and per share amounts)

			Distributions in	Accumulated
		Additional	Excess of	Other
	Common	Paid-In	Accumulated	Comprehensive	Treasury
	Stock	Capital	Earnings	Income (Loss)	Stock	Total

Balance at December 31, 2005	$57	$514,014	$(22,416)	$(3,148)	$(1,512)	$486,995
17,353,656 shares issued $.001 par, at $10 per share, net of offering costs	18	153,021				153,039
Distributions declared			(19,407)			(19,407)
Net income			11,849			11,849
Change in other comprehensive income (loss)				5,793		5,793
Repurchase of 237,615 shares					(2,209)	(2,209)

Balance at June 30, 2006	$75	$667,035	$(29,974)	$2,645	$(3,721)	$636,060

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Six Months Ended
	June 30,

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,849	$7,888
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization including intangible assets and deferred financing costs	5,912	2,754
(Gain) loss on foreign currency transactions, net	(232)	212
Unrealized gain on derivative instrument	—	(26)
Equity income in excess of distributions received	(867)	(303)
Issuance of shares to affiliate in satisfaction of fees due	2,457	1,190
Minority interest in income	991	130
Straight-line rent adjustments and amortization of rent-related intangibles	(909)	(434)
(Decrease) increase in accrued interest	(48)	1,353
Increase in due to affiliates(a)	3,570	2,332
Increase in accounts payable, accrued expenses and other liabilities(a)	263	137
Increase in prepaid and deferred rental income and security deposits	1,462	3,793
Net change in other operating assets and liabilities	(313)	(752)

Net cash provided by operating activities	24,135	18,274

CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions received from equity investments in excess of equity income	3,372	1,079
Acquisition of real estate and equity investments(b)	(145,964)	(351,534)
Contributions to equity investments	(10,088)	(79)
Funds held in escrow for future acquisition and construction	(29,915)	(4,253)
Release of funds held in escrow for acquisition and construction of real estate	2,251	12,371
VAT taxes recovered from purchase of real estate	4,008	—
Purchase of mortgage note receivable	—	(12,778)
Receipt of principal payment of mortgage note receivable	135	66
Receipt of principal prepayment of mortgage note receivable	20,000	—
Purchase of short term investments	—	(3,516)
Purchases of securities	—	(31,825)
Proceeds from sale of securities	—	90,825

Net cash used in investing activities	(156,201)	(299,644)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock, net of costs of raising capital	150,582	41,340
Proceeds from mortgages(c)	73,732	196,065
Deferred financing costs and mortgage deposits, net of deposits refunded	(691)	44
Scheduled payments of mortgage principal	(2,634)	(1,056)
Distributions paid	(17,978)	(12,281)
Distributions paid to minority partners	(985)	—
Purchase of treasury stock	(2,209)	(640)

Net cash provided by financing activities	199,817	223,472

Effect of exchange rate changes on cash	(229)	(236)

Net increase (decrease) in cash and cash equivalents	67,522	(58,134)
Cash and cash equivalents, beginning of period	155,374	217,310

Cash and cash equivalents, end of period	$222,896	$159,176

(a)	Changes in due to affiliates and accounts payable, accrued expenses and other liabilities excludes amounts related to the raising of capital (financing activities) pursuant to the Company’s public offerings. At June 30, 2006 and 2005, the amount due to the Company’s advisor for such costs was $7,141 and $3,583, respectively. The above caption also excludes deferred acquisition fees payable related to the acquisition of real estate (investing activities).

(b)	The cost basis of real estate investments acquired during the six months ended June 30, 2006 and 2005 also includes deferred acquisition fees payable of $3,701 and $6,716, respectively.

(c)	Net of $2,325 retained by mortgage lenders during the six months ended June 30, 2005.
The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except share and per share amounts)

NOTE 1.	Business
Corporate Property Associates 16 — Global Incorporated (the “Company”) is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally. The primary source of the Company’s revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of June 30, 2006, the Company’s portfolio consisted of 189 properties leased to 41 tenants and approximating 13.5 million square feet. The Company was formed in 2003 and is managed by W. P. Carey & Co. LLC and its subsidiaries (the “advisor”). As a REIT, the Company is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

NOTE 2.	Basis of Presentation
The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Article 10 of Regulation S-X of the United States Securities and Exchange Commission (“SEC”). Accordingly, they do not include all information and notes required by generally accepted accounting principles in the United States of America for complete financial statements. All significant intercompany balances and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results of the interim periods presented have been included. The results of operations for the interim periods are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.
Principles of Consolidation
The accompanying consolidated financial statements include all accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as minority interest as of and during the periods consolidated.
When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls. Entities that the Company accounts for under the equity method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, less distributions) include (i) entities that are VIEs and of which the Company is not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company does not control, but over which the Company has the ability to exercise significant influence. The Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.
Information about International Geographic Areas
The Company has international investments in Canada, Europe, Mexico, Thailand and the United Kingdom. These investments accounted for lease revenues (rental income and interest income from direct financing leases) of $3,275 and $1,745 for the three months ended June 30, 2006 and 2005, respectively, lease revenues of $6,281 and $3,337 for the six months ended June 30, 2006 and 2005, respectively, income from equity investments of $1,060 and $518 for the three months ended June 30, 2006 and 2005, respectively, and income from equity investments of $2,014 and $1,020 for the six months ended June 30,

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
2006 and 2005, respectively. As of June 30, 2006 and December 31, 2005, long-lived assets related to international investments were $183,740 and $152,148, respectively and the carrying value of international equity investments was $70,936 and $57,997, respectively.
Reclassifications
Certain prior period amounts have been reclassified to conform to current period financial statement presentation.
Recent Accounting Pronouncements
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments an Amendment of FASB No. 133 and 140” (“SFAS 155”). The purpose of SFAS No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. The provisions of FAS 155 will be effective for the Company as of the beginning of its 2007 fiscal year. The Company is currently evaluating the impact of adopting FAS 155 on its consolidated financial statements.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company not recognize in its consolidated financial statements the impact of a tax position that fails to meet the more likely than not recognition threshold based on the technical merits of the position. The provisions of FIN 48 will be effective for the Company as of the beginning of its 2007 fiscal year. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

NOTE 3.	Organization and Offerings
The Company commenced its initial public offering of up to 110,000,000 shares of common stock at a price of $10 per share in December 2003. The initial offering was conducted on a “best efforts” basis by Carey Financial, LLC (“Carey Financial”), a wholly-owned subsidiary of W. P. Carey & Co. LLC, and other selected dealers. The Company sold 55,332,415 shares of common stock in its initial offering before suspending sales activities on December 30, 2004. The Company formally terminated its initial offering in March 2005 by filing an amendment to the registration statement for its initial offering, to deregister shares of its common stock that remained unissued as of March 8, 2005, excluding 50,000,000 issuable under its Distribution Reinvestment and Share Purchase Plan (the “Plan”). In March 2006, the Company deregistered all remaining Plan shares with respect to this registration statement that were not issued as of March 23, 2006.
In August 2005, the Company filed an amendment to the registration statement filed with the SEC in 2004 for a second “best efforts” public offering of up to 55,000,000 shares of common stock at a price of $10 per share. This registration statement was declared effective in February 2006, and the Company commenced its second public offering effective March 27, 2006. During the six months ended June 30, 2006, the Company issued 16,298,662 shares for proceeds of $162,945, pursuant to this offering. From June 30, 2006 through August 11, 2006, the Company has raised $58,045 through its second public offering of common stock, or a total of $220,990 from inception of such second offering.

NOTE 4.	Transactions with Related Parties
Pursuant to an advisory agreement between the Company and the advisor, the advisor performs certain services for the Company including the identification, evaluation, negotiation, purchase and disposition of

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
property, the day-to-day management of the Company and the performance of certain administrative duties. The advisory agreement between the Company and the advisor provides that the advisor will receive an asset management fee. The fee is 1% of average invested assets as defined in the advisory agreement, 1/2 of which (the “performance fee”) is subordinated to the performance criterion, a non-compounded cumulative distribution return of 6%. As of June 30, 2006, the non-compounded cumulative distribution return was 5.67%. The asset management and performance fees will be payable in cash or restricted stock at the option of the advisor. For 2006, the advisor has elected to receive its asset management and performance fees in restricted shares of common stock of the Company, at $10.00 per share. In connection with the day-to-day operations, the advisor is also reimbursed for the allocated cost of personnel needed to provide administrative services to the operations of the Company. The Company incurred base asset management fees of $1,337 and $869 for the three months ended June 30, 2006 and 2005, respectively, and $2,517 and $1,506 for the six months ended June 30, 2006 and 2005, respectively, with performance fees in like amounts, which are included in property expenses in the accompanying consolidated financial statements. The Company incurred personnel reimbursements of $308 and $99 for the three months ended June 30, 2006 and 2005, respectively, and $605 and $178 for the six months ended June 30, 2006 and 2005, respectively, which are included in general and administrative expenses in the accompanying consolidated financial statements.
In connection with structuring and negotiating acquisitions and related mortgage financing on behalf of the Company, the advisory agreement provides for acquisition fees averaging not more than 4.5%, based on the aggregate cost of investments acquired, of which 2% will be deferred and payable in equal annual installments over three years with payment subordinated to the performance criterion. Unpaid installments bear interest at an annual rate of 5%. For transactions that were completed during the six months ended June 30, 2006, current and deferred acquisition fees were $4,626 and $3,701, respectively, and were paid or payable to the advisor subject to subordination to the performance criterion. For transactions that were completed during the six months ended June 30, 2005, current and deferred acquisition fees were $8,395 and $6,716, respectively, and were paid or payable to the advisor subject to subordination to the performance criterion. For investments completed using the proceeds from the Company’s initial public offering, the Company pays the advisor an acquisition expense allowance of 0.5% of the cost of the investment in consideration for the advisor’s payment of certain acquisition expenses. For the six months ended June 30, 2006 and 2005, the allowance was $889 and $2,063, respectively. For investments that will be completed using the proceeds from the Company’s second public offering, the advisor will not receive an acquisition expense allowance but will be reimbursed for all acquisition related costs.
The Company owns interests in entities which range from 25% to 70%, with the remaining interests held by affiliates.
The Company is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and sharing the associated costs. Pursuant to the terms of the agreement, the Company’s share of rental occupancy and leasehold costs is based on gross revenues of the affiliates. Expenses incurred were $88 and $48 in the three months ended June 30, 2006 and 2005, respectively, and were $171 and $57 in the six months ended June 30, 2006 and 2005, respectively. The Company’s estimated current share of future annual minimum lease payments on the office lease, which has a current term through 2016, is $280.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)

NOTE 5.	Real Estate
Real estate, which consists of land and buildings leased to others, at cost, and accounted for under the operating method is summarized as follows:

	June 30, 2006	December 31, 2005

Cost	$487,157	$392,210
Less: Accumulated depreciation	(9,807)	(5,595)

	$477,350	$386,615

NOTE 6.	Equity Investments
On April 29, 2004, the Company, along with two affiliates, Corporate Properties Associates 14 Incorporated (“CPA®:14”) and Corporate Properties Associates 15 Incorporated (“CPA®:15”), through a limited partnership in which the Company owns a 30.77% limited partnership interest, purchased 78 retail self-storage and truck rental facilities and entered into master lease agreements with two lessees that operate the facilities under the U-Haul brand name. The self-storage facilities are leased to Mercury Partners, LP and the truck rental facilities are leased to U-Haul Moving Partners, Inc.
Summarized financial information of the limited partnership is as follows:

	June 30, 2006	December 31, 2005

Assets (primarily real estate)	$313,666	$323,364
Liabilities (primarily mortgage notes payable)	(192,560)	(196,752)

Partners’ and members’ equity	$121,106	$126,612

Company’s share of equity investees’ net assets	$37,476	$39,182

	Six Months Ended
	June 30,

	2006	2005

Revenues (primarily rental income)	$14,292	$14,294
Expenses (primarily interest on mortgages and depreciation)	(9,492)	(9,385)

Net income	$4,800	$4,909

Company’s share of net income from equity investments	$1,465	$1,498

The Company also owns interests in single-tenant net leased properties leased to corporations through non-controlling interests in partnerships and limited liability companies in which its ownership interests are 50% or less and the Company exercises significant influence. The underlying investments are owned with affiliates that have similar investment objectives as the Company. The ownership interests range from 25% to 50%. The lessees are Actuant Corporation, Hellweg Die Profi-Baumarkte GmbH & Co. KG, Pohjola Non-Life Insurance Company, Police Prefecture (French Government), Thales S.A., TietoEnator Plc and OBI A.G. (“OBI”). The interest in OBI was acquired during the six months ended June 30, 2006 (see Note 7).

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
Summarized financial information of the above mentioned equity investees are as follows:

	June 30, 2006	December 31, 2005

Assets (primarily real estate)	$807,162	$575,944
Liabilities (primarily mortgage notes payable)	(600,434)	(419,690)

Partners’ and members’ equity	$206,728	$156,254

Company’s share of equity investees’ net assets	$70,935	$57,997

	Six Months Ended
	June 30,

	2006	2005

Revenues (primarily rental income and interest income from direct financing leases)	$27,462	$14,368
Expenses (primarily interest on mortgages and depreciation)	(20,968)	(11,748)

Net income	$6,494	$2,620

Company’s share of net income from equity investments	$2,015	$1,020

NOTE 7.	Acquisitions of Real Estate-Related Investments
Real Estate Acquired
2006 — During the six months ended June 30, 2006, the Company acquired five properties (four domestic and one in Germany), at a total cost of $114,300, which is based upon the applicable exchange rate at the date of acquisition where appropriate. In connection with these investments, $39,614 in limited recourse mortgage financing was obtained with a weighted average annual fixed interest rate and term of 6% and 13.6 years, respectively.
2005 — During the six months ended June 30, 2005, the Company acquired eleven properties (ten domestic, one of which also has operations in Canada, and one in Thailand), at a total cost of $335,324, which is based upon the applicable exchange rate at the date of acquisition where appropriate. In connection with these investments, we obtained $208,776 in limited recourse mortgage financing, based upon the applicable exchange rate at the date of acquisition where appropriate, with a weighted average annual fixed interest rate and term of approximately 5.8% and 14.5 years, respectively.
Equity Investments Acquired
2006 — During the six months ended June 30, 2006, the Company, together with an affiliate, entered an equity investment in Europe where the Company’s ownership interest is 25%. The Company is accounting for this investment under the equity method of accounting as the Company does not have a controlling interest. The Company’s proportionate share of cost and non-recourse mortgage financing in this investment is $45,989 and $36,306, respectively, based upon the applicable exchange rate at the date of acquisition. Although the non-recourse mortgage financing is variable, as a result of entering into two interest rate swap agreements effective July 2006, the Company has an effective blended annual fixed interest rate of 5%. The financing has a term of 10 years.
2005 — During the six months ended June 30, 2005, the Company, together with affiliates, entered into two equity investments in Europe where the Company’s ownership interests are 50% or less. The Company is accounting for these investments under the equity method of accounting as the Company does not have a controlling interest. The Company’s proportionate share of cost and limited recourse mortgage financing in these investments is $83,997 and $60,457, respectively, based upon the applicable exchange rate at the

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
date of acquisition. The limited recourse mortgage financing has a weighted average annual fixed interest rate and term of approximately 4.56% and 10 years, respectively.
Mortgage Notes Receivable Acquired
2005 — During the six months ended June 30, 2005, the Company originated a $54,000 mortgage collateralized by the distribution and storage facilities of the borrower. The mortgage was originated as a 10-year loan with a 25-year amortization schedule, bearing interest at an annual fixed rate of approximately 6.34%. The advisor arranged for the syndication of the first $41,260 in the form of an A-note, bearing interest at an annual fixed rate of 5.14%. In consideration for an investment of $12,740, the Company obtained the $12,740 B-note, which bears interest at an annual fixed rate of 6.34%, and an interest only participation in the A-note for the difference between the stated amounts payable under the A-note and the amounts receivable from the interests sold to the participants in the A-note (the difference between the amounts payable at an annual rate of 6.34% and 5.14%). The interest only participation is accounted for as a marketable security with changes in its fair value included in other comprehensive income.
Real Estate Under Construction
2006 — During the six months ended June 30, 2006, the Company entered into a domestic build-to-suit project. Costs incurred through June 30, 2006 of $27,612 in connection with several build-to-suit projects have been presented in the balance sheet as real estate under construction. The Company also obtained limited resource mortgage financing on current and completed build-to-suit projects of up to $32,349 at a weighted average annual fixed interest rate and term of 6.14% and 20 years, respectively. As of June 30, 2006, $18,807 of this financing has been drawn down.

NOTE 8.	Intangibles
In connection with its acquisition of properties, the Company has recorded net lease intangibles of $72,809, which are being amortized over periods ranging from 12 years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to revenue. Below-market rent intangibles are included in prepaid and deferred rental income and security deposits in the accompanying consolidated financial statements.
      Intangibles are summarized as follows:

	June 30, 2006	December 31, 2005

Lease intangibles
In-place lease	$53,147	$43,481
Tenant relationship	15,557	12,808
Above-market rent	18,035	13,150
Less: accumulated amortization	(4,836)	(2,850)

	$81,903	$66,589

Below-market rent	$(13,930)	$(11,866)
Less: accumulated amortization	733	420

	$(13,197)	$(11,446)

Net amortization of intangibles, including the effect of foreign currency translation, was $906 and $619 for the three months ended June 30, 2006 and 2005, respectively and $1,673 and $844 for the six months ended June 30, 2006 and 2005, respectively. Based on the intangibles recorded through June 30, 2006, annual net amortization of intangibles for each of the next five years is expected to be $3,833.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)

NOTE 9.	Commitments and Contingencies
As of June 30, 2006, the Company was not involved in any material litigation.
As previously reported, the advisor and Carey Financial, the wholly-owned broker-dealer subsidiary of the advisor, are currently subject to an investigation by the SEC into payments made to third party broker-dealers and other matters.
In response to subpoenas and requests of the Division of Enforcement of the SEC (“Enforcement Staff”), the advisor and Carey Financial have produced documents relating to payments made to certain broker-dealers, both during and after the offering process, for certain of the REITs managed by the advisor (including Corporate Property Associates 10 Incorporated (“CPA®:10”), Carey Institutional Properties Incorporated (“CIP®”), Corporate Property Associates 12 Incorporated (“CPA®:12”), CPA®:14 and CPA®:15, in addition to selling commissions and selected dealer fees.
Among the payments reflected in documents produced to the Enforcement Staff were certain payments, aggregating in excess of $9,600, made to a broker-dealer which distributed shares of the REITs. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40; CIP® paid in excess of $875; CPA®:12 paid in excess of $2,455; CPA®:14 paid in excess of $4,990; and CPA®:15 paid in excess of $1,240. In addition, other smaller payments by these REITs to the same and other broker-dealers have been identified aggregating less than $1,000. The Company did not make, or make reimbursements in respect of, any of these payments to broker-dealers.
Although no formal regulatory action has been initiated against the advisor or Carey Financial in connection with the matters being investigated, the Company expects the SEC may pursue such an action against either or both of them. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on the advisor and the REITs managed by the advisor, including the Company, and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties. Any action brought against the advisor or Carey Financial could also have a material adverse effect on the Company because of the Company’s dependence on the advisor and Carey Financial for a broad range of services, including in connection with the offering of securities.
Several state securities regulators have sought information from Carey Financial relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, the Company does not currently expect that these inquiries will have a material effect on the advisor or Carey Financial incremental to that caused by any SEC action.
The Company is liable for certain expenses of offerings of its securities including filing, legal, accounting, printing and escrow fees, which are to be deducted from the gross proceeds of the offerings. The Company reimburses Carey Financial or one of its affiliates for expenses (including fees and expenses of its counsel) and for the costs of any sales and information meetings of Carey Financial’s employees or those of one of its affiliates relating to the Company’s securities offerings. Total underwriting compensation with respect to any offering may not exceed 10% of gross proceeds of such offering. The advisor has agreed to be responsible for the payment of (i) organization and offering expenses (excluding selling commissions and selected dealer fees paid and expenses reimbursed to the sales agent and selected dealers) which exceed 4% of the gross proceeds of each offering and (ii) organization and offering expenses (including selling commissions, fees paid and expenses reimbursed to selected dealers) which exceed 15% of the gross proceeds of each offering. The total costs paid by the advisor and its subsidiaries in connection with offerings of the Company’s securities were $27,189 through June 30, 2006, of which the Company has reimbursed $20,048. Unpaid costs are included in due to affiliates in the accompanying consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)

NOTE 10.	Pro Forma Financial Information
The following consolidated pro forma financial information has been presented as if the Company’s acquisitions made and new financing obtained during the six-month period ended June 30, 2006 had occurred on January 1, 2006 and 2005 for the three-month and six-month periods ended June 30, 2006 and 2005. The pro forma financial information is not necessarily indicative of what the actual results would have been, nor does it purport to represent the results of operations for future periods.

	Three Months Ended
	June 30,

	2006	2005

Pro forma total revenues	$16,511	$15,954
Pro forma net income	6,491	5,772
Pro forma earnings per share:
Basic and diluted	$.10	$.09

	Six Months Ended
	June 30,

	2006	2005

Pro forma total revenues	$32,478	$30,497
Pro forma net income	11,422	11,922
Pro forma earnings per share:
Basic and diluted	$.19	$.19
The pro forma weighted average shares outstanding for the three and six months ended June 30, 2006 and 2005 were determined as if all shares issued since the inception of the Company were issued on January 1, 2005.

NOTE 11.	Subsequent Events
In July and August 2006, the Company acquired two domestic properties for a combined purchase price of $39,347. In connection with one of these investments, $10,500 in limited recourse mortgage financing was obtained with a fixed annual interest rate of 6.63% and a term of 20 years.
In July 2006, the Company obtained $17,400 of limited recourse mortgage financing in connection with certain properties in California and New Jersey. The limited recourse mortgage financing has a weighted average annual fixed interest rate of 6.45% and a 10 year term.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands except share and per share amounts)
The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto as of June 30, 2006.
EXECUTIVE OVERVIEW

Business Overview
We are a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally. The primary source of our revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of June 30, 2006, our portfolio consisted of 189 properties leased to 41 tenants and approximating 13.5 million square feet. We were formed in 2003 and are managed by W. P. Carey & Co. LLC and its subsidiaries (the “advisor”). As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements relating to the nature of our income, the level of our distributions and other factors.

Current Developments and Trends
Current developments include:
FUND RAISING ACTIVITY — Effective March 27, 2006, we commenced our second public offering of up to 55,000,000 shares of common stock at a price of $10.00 per share and raised $162,945 during the three months ended June 30, 2006. From June 30, 2006 through August 11, 2006, we have raised $58,045 through our second public offering of common stock, or a total of $220,990 from inception of such second offering.
INVESTMENT ACTIVITY — During the three months ended June 30, 2006, we acquired three proeprties, at a total cost of $83,262, which is based upon the applicable foreign exchange rate at the date of acquisition where appropriate. During the three months ended June 30, 2006, we also obtained limited recourse mortgage financing of $47,251, which is based upon the applicable foreign exchange rate at the date of closing where appropriate, with a weighted average fixed annual interest rate and term of approximately 6% and 14.4 years, respectively. Of the three investments made, two are in the U.S. and one is in Germany.
TENANT ACTIVITY — In June 2006, our tenants, Clean Earth Kentucky, LLC and Clean Earth Environmental Group LLC (collectively, “Clean Earth,”), which filed for Chapter 11 bankruptcy protection in January 2006, notified us that they would not affirm their lease. Aggregate annual rent under the leases to Clean Earth approximated $710. In July 2006, the assets of Clean Earth were purchased by EZ Pack Holdings, LLC, EZ Pack Manufacturing LLC, and EZ Pack Parts, LLC (collectively, “EZ Pack”), and we entered into a new long-term lease with EZ Pack which provides for initial annual rent consistent with revenue generated under the Clean Earth leases.
In May 2006, Foss Manufacturing Company, LLC assumed the lease of Foss Manufacturing Company, Inc. which operated under bankruptcy protection since September 2005.
QUARTERLY DISTRIBUTION — In June 2006, our board of directors approved and increased the 2006 second quarter distribution to $.1588 per share payable in July 2006 to shareholders of record as of June 30, 2006.
Current trends include:
We continue to see increased competition for net leased properties as capital continues to flow into real estate, in general, and net leased real estate, in particular. We believe that low long-term interest rates by historical standards have created greater investor demand for yield-based investments, such as net leased real estate, thus creating increased capital flows and a more competitive investment environment.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)
We believe that several factors may provide us with continued investment opportunities both domestically and internationally including increased merger and acquisition activity, which may provide additional sale-leaseback opportunities as a source of funding, a continued desire of corporations to divest themselves of real estate holdings and increasing opportunities for sale-leaseback transactions in the international market, which continues to make up a large portion of our investment opportunities.
We currently expect international commercial real estate to comprise a significant portion of the investments we make. International investments have comprised 38% of our year-to-date investments. Financing terms for international transactions are generally more favorable as they provide for lower interest rates and greater flexibility to finance the underlying property. These benefits are partially offset by shorter financing maturities and increased exposure to fluctuations in foreign currency exchange rates.
Increases in long term interest rates would likely cause the value of our real estate assets to decrease. Increases in interest rates may also have an impact on the credit quality of certain tenants. Rising interest rates would likely cause an increase in inflation and a corresponding increase in the Consumer Price Index (“CPI”). To the extent that the CPI increases, additional rental income streams may be generated for leases with CPI adjustment triggers and partially offset the impact of declining property values. In addition, we constantly evaluate our debt exposure and to the extent that opportunities exist to refinance and lock in lower interest rates over a longer term, we may be able to reduce our exposure to short term interest rate fluctuation.
We have foreign operations and as such are subject to risk from the effects of exchange rate movements in foreign currencies. We benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. Although the U.S. dollar has weakened since December 31, 2005, our results of operations related to our foreign investments have been negatively impacted by the relative strengthening of the average exchange rate of the U.S. dollar as compared to the comparable 2005 period.
For the six months ended June 30, 2006, cash flow generated from operations and equity investments was sufficient to fund distributions paid to shareholders and minority partners and scheduled mortgage principal payments.
We expect that substantially all of the capital that will be raised with our second public offering will be through one selected dealer and any adverse change in our relationship with this selected dealer could limit our ability to sell additional shares of common stock.
How Management Evaluates Results of Operations
Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to our shareholders and overall property appreciation. As a result, management’s assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flow, and to other non-cash charges such as depreciation and impairment charges. In evaluating cash flow from operations, management includes equity distributions that are included in investing activities to the extent that the distributions in excess of equity income are the result of non-cash charges such as depreciation and amortization. Management does not consider unrealized gains and losses resulting from short-term foreign currency fluctuations or derivative instruments when evaluating our ability to fund distributions. Management’s evaluation of our potential for generating cash flow includes an assessment of the long-term sustainability of our real estate portfolio.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)
Our operations consist primarily of the investment in and the leasing of commercial real estate. Management’s evaluation of the sources of lease revenues for the six months ended June 30, 2006 and 2005 is as follows:

	Six Months Ended
	June 30,

	2006	2005

Rental income	$22,153	$10,887
Interest income from direct financing leases	6,522	4,307

	$28,675	$15,194

We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations:

	Six Months Ended
	June 30,

	2006	2005

Telcordia Technologies, Inc.(a)	$4,442	$2,617
The Talaria Company (Hinckley)(a)(b)	2,507	775
Huntsman International, LLC(a)	2,013	—
MetoKote Corporation, MetoKote Canada Limited and
MetoKote de Mexico(a)(c)	1,884	319
Ply Gem Industries, Inc.(c)	1,773	1,708
Finisar Corporation(a)	1,632	1,333
Foss Manufacturing Company, LLC(f)	1,598	1,598
Polestar Petty Ltd.(c)	1,313	1,353
LFD Manufacturing Limited and IDS Logistics (Thailand) Limited(a)(c)(e)	1,163	749
Murray International Metals, Limited(a)(c)	1,025	—
HMS Healthcare, Inc.	852	897
Xpedite Systems, Inc.	796	796
Precise Technology Group, Inc.(a)	724	659
Plantagen Finland Oy and Plantagen Sverige AB(c)	722	871
Bob’s Discount Furniture, LLC(a)	687	—
Castle Rock Industries, Inc.	675	655
Dick’s Sporting Goods, Inc.(a)(b)	674	—
Kings Super Markets Inc.(d)	603	—
Career Education Corp.(a)	454	11
John McGavigan Limited(a)(c)	449	—
Other(a)(c)(d)	2,689	853

	$28,675	$15,194

(a)	We acquired or placed into service our interest in this investment during 2005.

(b)	Includes lease revenues applicable to minority interests totaling $1,426 and $232 in 2006 and 2005, respectively.

(c)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(d)	We acquired or placed into service our interest in this investment during 2006.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)

(e)	We completed an expansion at this property in December 2005.

(f)	In May 2006, Foss Manufacturing Company, LLC assumed the lease of Foss Manufacturing Company, Inc., which was operating under bankruptcy protection since September 2005.
We recognize income from equity investments of which lease revenues are a significant component. Our ownership interests range from 25% to 50%. Our share of net lease revenues in the following lease obligations is as follows:

	Six Months Ended
	June 30,

	2006	2005

U-Haul Moving Partners, Inc. and Mercury Partners, LP	$4,391	$4,391
Thales S.A.(a)	1,927	2,002
Hellweg Die Profi-Baumarkte GmbH & Co. KG(a)(b)	1,551	139
Police Prefecture, French Government(a)(b)	1,525	—
Pohjola Non-life Insurance Company(a)(b)	1,493	1,534
TietoEnator Plc(a)	1,397	1,442
OBI A.G.(a)(c)	875	—
Actuant Corporation(a)(d)	376	194

	$13,535	$9,702

(a)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b)	We acquired or placed into service our interest in this investment during 2005.

(c)	We acquired or placed into service our interest in this investment during 2006.

(d)	Increase due to rent increase in 2006.
RESULTS OF OPERATIONS
The results of operations presented below for the three and six months ended June 30, 2006 and 2005 are not expected to be representative of future results because we anticipate that our asset base will continue to increase substantially. As our asset base increases, revenues and general and administrative and property expenses as well as depreciation are expected to increase. Interest expense is expected to increase as we obtain mortgage financing for our investments.
Lease Revenues
For the three months ended June 30, 2006 and 2005, lease revenues (rental income and interest income from direct financing leases) increased by $5,788 primarily as a result of recent investment activity. Lease revenues from several investments acquired during 2006 and 2005 contributed $4,714 of this increase, the completion of two build-to-suit projects in 2005 contributed $1,141 of the increase and rent increases at several existing properties contributed $458. These increases were partially offset by reductions in lease revenue due to fluctuations in foreign currency exchange rates.
For the six months ended June 30, 2006 and 2005, lease revenues increased by $13,481 primarily for the same reasons as described above. Investments acquired during 2005 and 2006 and the completion of the build-to-suit projects in 2005 generated $11,383 and $2,290 of the increase, respectively, and were partially offset by the impact of fluctuations in foreign currency exchange rates.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)
Our leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future.
We have acquired several international investments and expect that such investments will continue to make up a significant portion of our investment activity. We expect lease revenue from our international investments to fluctuate in the future in connection with exchange rate movements in foreign currencies.
Depreciation and Amortization
For the three and six months ended June 30, 2006 as compared to the comparable 2005 periods, depreciation and amortization increased $1,253 and $2,994, respectively, primarily as a result of depreciation and amortization incurred on investments completed in 2006 and 2005.
Property Expenses
For the three months ended June 30, 2006 and 2005, property expenses increased by $987 primarily due to an increase in asset management and performance fees of $983 and an increase in legal expenses of $256 related to the Clean Earth and Foss bankruptcy proceedings. The increase in asset management and performance fees paid to the advisor results from an increase in our asset base due to recent investment activity in 2005 and 2006. These increases were partially offset by a decrease in the provision for uncollected rents primarily related to Foss, which paid its outstanding receivables of $231 when it affirmed its lease in May 2006.
For the six months ended June 30, 2006 and 2005, property expenses increased by $2,430 primarily due to the same factors as described above. Asset management and performance fees increased by $2,022 and legal expenses increased by $271. Property expenses also increased by $221 due to an increase in reimbursable tenant costs, which are recorded as both revenue and expense and therefore have no impact on net income. These increases were partially offset by a decrease in the provision for uncollected rents related to Foss following its payment of $231 in outstanding receivables.
General and Administrative
For the three months ended June 30, 2006 and 2005, general and administrative expenses decreased by $71 primarily due to a reduction in acquisition expenses of $301 as a result of lower investment volume in 2006 as compared to the comparable prior year period, partially offset by an increase in our share of expenses allocated by the advisor. The increase in expenses allocated by the advisor results from the increase in our asset base due to recent investment activity in 2005 and 2006.
For the six months ended June 30, 2006 and 2005, general and administrative expenses increased by $328 primarily due an increase in our share of expenses allocated by the advisor and an increase in our share of rental expenses under an office-sharing agreement totaling $540, as well as an overall growth in expenses due to the increase in our asset base as a result of recent investment activity. These increases were partially offset by a decrease in acquisition expenses related to lower investment volume in 2006 as compared to the comparable prior year period.
Income from Equity Investments
Income from equity investments represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have been deemed to have a non-controlling interest but exercise significant influence.
For the three and six months ended June 30, 2006 as compared to the comparable 2005 periods, income from equity investments increased by $536 and $962, respectively, primarily due to our equity participation

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)
in several investments completed in 2006 and 2005, which contributed $467 and $937 of the increase, respectively.
Other Interest Income
For the three and six months ended June 30, 2006 as compared to the comparable 2005 periods, other interest income increased by $464 and $424, respectively, primarily due to an increase in our average cash balances as a result of proceeds received from our second offering as well as higher average interest rates on money market accounts.
Minority Interest in Income
We consolidate investments in which we are deemed to have a controlling interest. Minority interest in income represents the proportionate share of net income (revenue less expenses) from such investments that is attributable to the partner(s) holding the non-controlling interest.
For the three and six months ended June 30, 2006 and 2005, the increase in minority interest in income of $386 and $861, respectively, reflects the effect of our acquisition of controlling interests in two investments during the second and fourth quarters of 2005.
Interest Expense
For the three and six months ended June 30, 2006 as compared to the comparable 2005 periods, interest expense increased by $2,144 and $5,388 primarily due to the impact of limited recourse mortgage loans obtained on investments acquired during 2006 and 2005. Our mortgage notes payable have increased $143,720 since June 30, 2005.
Net Income
For the three and six months ended June 30, 2006 as compared to the comparable 2005 periods, net income increased by $2,805 and $3,961, respectively, primarily due to the results of operations from our recent investments completed during 2005 and 2006. This investment activity resulted in increases in lease revenue and equity income, which were partially offset by increases in interest expense and depreciation and amortization as described above.
FINANCIAL CONDITION
Uses of Cash During the Period
Cash and cash equivalents totaled $222,896 as of June 30, 2006, which represents an increase of $67,522 since December 31, 2005. We commenced our second public offering of common stock in March 2006. We believe that we have sufficient cash balances to invest in a diversified investment portfolio and meet existing working capital needs. Our use of cash during the six months ended June 30, 2006 is described below.
OPERATING ACTIVITIES — One of our objectives is to use the cash flow from net leases (including cash flow from our equity investments) to meet operating expenses, service debt and fund distributions to shareholders. During the six months ended June 30, 2006, cash flows from operations and equity investments of $27,507 were sufficient to fund distributions to shareholders of $17,978, meet scheduled mortgage principal installments of $2,634 and distribute $985 to minority interest partners. For 2006, the advisor has elected to receive asset management and performance fees in restricted common stock. As a result of this election, we paid asset management fees of $2,457 through the issuance of common stock rather than in cash. Performance fees have not been paid as we have not achieved the performance criterion.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)
INVESTING ACTIVITIES — Our investing activities are generally comprised of real estate related transactions (purchases and sales of real estate and mortgage loans collateralized by real estate) and the purchase of and sale of short-term investments and marketable securities which we intend to convert to cash. We used $145,964 to complete six investments and to fund construction costs at four build-to-suit projects, one of which was placed into service during the six months ended June 30, 2006. We also placed $29,915 into escrow, of which $22,504 was for an investment which was completed in July 2006 and $7,411 will be used for future construction costs at an existing build-to-suit project. In June 2006, we received $20,000 from the early prepayment of a mortgage receivable. Our 2006 year-to-date investment activity was funded through the use of existing cash balances and proceeds from limited recourse mortgage financing.
FINANCING ACTIVITIES — During the six months ended June 30, 2006, we obtained $150,582 from the issuance of stock, net of costs, primarily from our second public offering, which commenced in March 2006. We also obtained $73,732 in mortgage financing to fund investment activity. In addition to making scheduled mortgage principal payments, paying distributions to shareholders and minority partners, we used $2,209 to purchase treasury shares through a redemption plan which allows shareholders to sell shares back to us, subject to certain limitations.
All of our mortgage obligations effectively bear interest at fixed rates. Accordingly, our cash flow should not be adversely affected by increases in interest rates, which are near historical lows. However, financing on future acquisitions will likely bear higher rates of interest.
Cash Resources
As of June 30, 2006, we had $222,896 in cash and cash equivalents as well as $2,234 in short-term instruments that we intend to convert to cash, which will primarily be used to fund future investments, as well as maintain sufficient working capital balances and meet other commitments. In addition, debt may be incurred on unleveraged properties with a carrying value of $21,440 as of June 30, 2006 and any proceeds may be used to finance future investments. We expect to continue raising funds through the second public offering of our common stock which commenced in March 2006.
We expect cash flows from operating activities to be affected by several factors in 2006 including:

•	The impact of investments completed during 2006, the full year impact of investments completed in 2005 and the expected completion of a build-to-suit project in 2006, all of which we expect will have a net positive impact on cash flow.

•	The advisor’s election in 2006 to continue to receive asset management and performance fees in restricted shares.

•	Scheduled rent increases on several properties during 2006 should result in additional cash from operations.
Cash Requirements
During the next twelve months, cash requirements will include scheduled mortgage principal payment installments (we have no mortgage balloon payments scheduled until 2011), paying distributions to shareholders, funding build-to-suit commitments as well as other normal recurring operating expenses. We also intend to use our cash to make new investments to further diversify our portfolio and maintain cash balances sufficient to meet working capital needs.
Based on projected increases in operating cash flows from recent investments, cash flow from operations and distributions from operations of equity investments in excess of equity income is expected to be sufficient to meet operating cash flow objectives during the next twelve months. Accordingly, we expect to

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)
have sufficient cash flow to continue funding distributions to our shareholders. Distributions are determined based in part upon our long-term projections of cash flow.
Summary of Financing
The table below summarizes our mortgage notes payable as of June 30, 2006 and 2005, respectively.

	June 30,

	2006	2005

Balance:
Fixed rate	$434,022	$290,302
Variable rate	—	—

Total	$434,022	$290,302

Weighted average interest rate at end of period:
Fixed rate	5.92%	5.88%
Aggregate Contractual Agreements
The table below summarizes our contractual obligations as of June 30, 2006 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods.

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Mortgage notes payable — Principal	$434,022	$7,224	$18,491	$21,762	$386,545
Mortgage notes payable — Interest	272,722	25,411	49,777	47,319	150,215
Deferred acquisition fees due to affiliate — Principal	21,409	8,399	11,769	1,241	—
Deferred acquisition fees due to affiliate — Interest	3,471	1,362	1,908	201	—
Build-to-suit commitments(1)	47,430	47,430	—	—	—
Operating leases(2)	2,842	165	547	559	1,571

	$781,896	$89,991	$82,492	$71,082	$538,331

(1)	Represents remaining build-to-suit commitments for four projects. Commitments include a project in Blairsville, Pennsylvania where estimated total construction costs are currently projected to total approximately $25,152, of which $4,416 was funded as of June 30, 2006; a project in Plainfield, Indiana where estimated total construction costs are currently projected to total approximately $17,600 of which $8,725 was funded as of June 30, 2006; and a project in Laramie, Wyoming, where estimated total construction costs are currently projected to total approximately $24,731 of which $6,912 was funded as of June 30, 2006.

(2)	Operating lease obligations consist primarily of our share of minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Such amounts are allocated among the entities based on gross revenues and are adjusted quarterly.
      Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies as of June 30, 2006.
      As of June 30, 2006, we have no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)
(in thousands except share and per share amounts)
SUBSEQUENT EVENTS
In July and August 2006, we acquired two domestic properties for a combined purchase price of $39,347. In connection with one of these investments, $10,500 in limited recourse mortgage financing was obtained with a fixed annual interest rate of 6.63% and a term of 20 years.
In July 2006, we obtained $17,400 of limited recourse mortgage financing in connection with certain properties in California and New Jersey. The limited recourse mortgage financing has a weighted average annual fixed interest rate of 6.45% and a 10 year term.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 3. — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(in thousands)
Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates and equity prices. In pursuing our business plan, the primary market risks to which we are exposed are interest rate risk and foreign currency exchange rate risks.
Interest Rate Risk
The value of our real estate is subject to fluctuations based on changes in interest rates, local and regional economic conditions and changes in the creditworthiness of lessees, and which may affect our ability to refinance our debt when balloon payments are scheduled.
All of our long-term debt effectively bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The following table presents principal cash flows based upon expected maturity dates and scheduled amortization payments of our debt obligations and the related weighted-average interest rates by expected maturity dates for our fixed rate debt. The annual interest rates on our fixed rate debt as of June 30, 2006 ranged from 4.36% to 7.15%.

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value

Fixed rate debt	$3,409	$8,108	$9,287	$10,016	$10,797	$392,405	$434,022	$419,258
Weighted average interest rate	5.99%	5.95%	5.97%	5.97%	5.98%	6.55%
A change in interest rates of 1% would not have an effect on annual interest expense as we have no variable rate debt. A change in interest rates of 1% would increase or decrease the fair value of our fixed rate debt at June 30, 2006 by approximately $18,719.
Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults could increase and result in us recognizing credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.
Foreign Currency Exchange Rate Risk
We have foreign operations in the European Union, Thailand and Canada and as such are subject to risk from the effects of exchange rate movements of foreign currencies, which may affect future costs and cash flows. A significant portion of our foreign operations were conducted in the Euro. We are likely to conduct business in other currencies as we seek to invest funds from our offering internationally. For all currencies we are a net receiver of the foreign currency (we receive more cash then we pay out) and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Net realized and unrealized foreign currency translation gains of $232 and losses of $212 are included in the accompanying financial statements for the six months ended June 30, 2006 and 2005, respectively. Such gains are primarily due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.
To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained limited recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent mitigate the risk from changes in foreign currency rates.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
ITEM 4. — CONTROLS AND PROCEDURES
Our disclosure controls and procedures include our controls and other procedures designed to provide reasonable assurance that information required to be disclosed in this and other reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our management, including our Chief Executive Officer and acting Chief Financial Officer, to allow timely decisions regarding required disclosure and to ensure that such information is recorded, processed, summarized and reported, within the required time periods specified in the SEC’s rules and regulations.
Our Chief Executive Officer and acting Chief Financial Officer have conducted a review of our disclosure controls and procedures as of June 30, 2006. Based upon this review, our Chief Executive Officer and acting Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) are sufficiently effective to ensure that the information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and regulations.
There have been no changes during the second quarter of 2006 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PART II
ITEM 2. — UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
(a) For the quarter ended June 30, 2006, 166,717 shares of common stock were issued to the advisor as consideration for asset management and performance fees. Shares were issued at $10 per share. Since none of these transactions were considered to have involved a “public offering” within the meaning of Section 4(2) of the Securities Act, as amended, the shares issued were deemed to be exempt from registration. In acquiring our shares, the advisor represented that such interests were being acquired by it for the purposes of investment and not with a view to the distribution thereof.
(c) Issuer Purchases of Equity Securities

Maximum Number
(or Approximate
			Total Number of	Dollar Value) of
			Shares Purchased as	Shares That May
			Part of Publicly	Yet be Purchased
	Total Number of	Average Price	Announced Plans or	Under the Plans
2006	Shares Purchased(1)	Paid per Share	Programs(1)	or Programs(1)

April	—	—	N/A	N/A
May	—	—	N/A	N/A
June	125,260	$9.29	N/A	N/A

Total	125,260

(1)	All shares were purchased pursuant to our redemption plan, which we announced in December 2003. Under our redemption plan we may elect to redeem shares of our common stock subject to certain conditions and limitations. The maximum amount of shares purchasable by us in any period depends on the availability of funds generated by the Distribution Reinvestment and Share Purchase Plan and other factors at the discretion of our Board of Directors. However, at no time during a 12-month period may the number of shares redeemed by us exceed 5% of the number of shares of our outstanding common stock at the beginning of such period. The redemption plan will terminate if and when our shares are listed on a national securities exchange or included for quotation on Nasdaq.
ITEM 4. — SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
An annual shareholders’ meeting was held on June 8, 2006, at which time a vote was taken to elect our directors through the solicitation of proxies. The following directors were elected for a one-year term:

Name of Director	Total Shares Voting	Shares Voting For	Shares Withheld

Trevor P. Bond	30,046,154	30,025,278	20,876
William P. Carey	30,046,154	30,030,005	16,149
Gordon F. DuGan	30,046,154	30,036,140	10,014
Elizabeth P. Munson	30,046,154	30,034,817	11,337
James D. Price	30,046,154	30,024,584	21,570
ITEM 6. — EXHIBITS

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORPORATE PROPERTY ASSOCIATES 16-
GLOBAL INCORPORATED

8/14/2006 Date	By: /s/ Mark J. DeCesaris Mark J. DeCesaris Managing Director and acting Chief Financial Officer (acting Principal Financial Officer)

8/14/2006 Date	By: /s/ Claude Fernandez Claude Fernandez Managing Director and Chief Accounting Officer (Principal Accounting Officer)